MANAGEMENT REPORT – 1ST QUARTER OF 2014

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first quarter of 2014, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: www.itau.com.br/investor-relations > Financial Information. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	HIGHLIGHTS

1.1)	Corporate Events

Itaú CorpBanca – in January 2014 we announced an agreement with Corpbanca and its controlling shareholders for the merger of Banco Itaú Chile with CorpBanca in a stock-for-stock transaction. The bank resulting from the merger, which is pending regulatory approvals by Brazilian, Colombian, Chilean, Panamanian, and US bodies, by stockholders of Banco Itaú Chile and CorpBanca, as well as meeting of other usual conditions, will benefit from: (i) better funding costs and capacity for an even better leverage of the Tier I regulatory capital; and (ii) annual synergies estimated at US$100 million, before taxes, after the completion of the merger of operations, thus adding value to all stockholders.

This transaction is fully in accordance with legislation and regulations applicable to all jurisdictions, as well as fully in line with the best corporate governance standards. These issues were checked and approved by renowned legal advisors in Chile, Colombia and the United States. The parties to the transaction were fully transparent, making publically available not only the terms of the agreement, but also the Shareholders’ Agreement, in addition to holding videoconferences with market players to present the operation.

This transaction and conditions are in line with our vision to create value and sustainable performance, and is consistent with our Latin America expansion strategy, in addition to further consolidating our leading position in this market, mainly as it leads to a stronger performance in the banking sector, in which we will become the fourth largest bank in Chile and the fifth largest bank in Colombia in terms of loans.

Share Bonus of 10% – on April 23, 2014 the Extraordinary General Meeting approved the proposal to increase our capital through the capitalization of the statutory revenue reserves, with a 10% bonus in shares. Capital will be increased with the issue of 502,802,971 new book-entry shares, without par value, of which 251,821,504 are common and 250,981,467 are preferred shares, assigned to shareholders as share bonus, free of charge, in the proportion of one new share for ten shares of the same type held. The base date of the right to the share bonus will be communicated to the market after authorization by BACEN. This proposal aims at adding value to our stockholders, as follows:

▪	Average cost of the shares held in the portfolio by the shareholders - the unit cost assigned to these shares is R$29.832759281767.
▪	Payment of dividends – monthly dividends will remain at R$0.015 per share. Therefore, the amounts paid monthly to our stockholders will be increased by 10% (ten percent) after the inclusion of the share bonus in the stock position.

Corporate restructuring – on January 31, 2014, we reorganized our corporate structure to centralize, in Itaú Unibanco, Itaú BBA’s institutional treasury and corporate banking segment (large companies) activities, including the securities and loan portfolios and all other assets and liabilities in connection with these activities. Itaú BBA will proceed with its investiment banking and cash management activities. Since it is an internal corporate restructuring, there will be no changes in our business management.

The main driving force behind such corporate restructuring was the optimization of Itaú Unibanco’s capital structure, in view of the new Basel III rules, and the intention to centralize all Itaú Unibanco Conglomerate’s financial intermediation activities in Itaú Unibanco. This operation is pending approval by BACEN and competent authorities.

1.2)	Annual and Extraordinary General Meetings

On April 23, 2014 we held Annual and Extraordinary General Meetings for our stockholders to resolve on relevant matters to Itaú Unibanco, and, accordingly, the manner in which our business is managed. Stockholders were offered the option to prepare in advance for voting, as we disclosed the Meeting Manual in its entirety 30 days before the event. Among the main resolutions, we highlight the following:

▪	Share bonus – as mentioned before, the Extraordinary General Meeting approved the increase in capital of R$15 billion, with a 10% bonus in shares of the Company’s shares. This operation is pending approval from BACEN.
▪	Approval of the financial statements for the year ended December 31, 2013 and the allocation of net income for this period.
▪	Election of members of the Board of Directors and Fiscal Council – the Meeting approved the reelection of all current members.

The General Stockholders’ Meetings Manual is available in our investor relations’ website at www.itau.com.br/investor-relations and on the CVM’s and BM&FBOVESPA’s systems.

Electronic Meeting – for the third consecutive year we made available to our stockholders the Electronic Voting Platform, which mainly aims at encouraging and expediting their participation in the Meeting. We were the first financial institution to provide this mechanism in Brazil, thus allowing our stockholders to exercise their right to vote by electronic proxy in advance, from any part of the world, without having to attend the Meeting in person.

The platform was available for earlier voting for one month, and this year this tool featured a number of improvements, among which we highlight a smoother voting process in line with our visual identity, explanatory texts encouraging the digital voting, support available to issue the digital certificate and a detailed step-by-step presentation on how to guide the vote.

1.3)	Technology

Investments – up to March 31, 2014 we made use of more than 60% out of the R$11.1 billion announced for technology investments through 2015, financed by internal funds. A portion of these investments is intended for the development of our digital channels, internet banking and mobile banking, which, in 2014 represent 59% of the volume of transactions carried out by our customers. Our new data center, under construction in the interior of the State of São Paulo, was delivered as expected, and is currently under the testing stage, including engineering procedures to check, inspect and test each physical component of this enterprise, with 98% of the civil works completed so far. The Waste Treatment Plant, implemented in the São Paulo Technology Center, was awarded recognition earlier 2014 at the First Annual Brill Award for Efficient IT, when it stood out in the Operational Data Center Upgrade (Latin America) category. This award was granted by the Uptime Institute, a pool of companies focused on the fields of education, advisory, conferences, seminars and issue of data center industry related certificates.

1.4)	2013 New Annual Consolidated Report

We launched the 2013 Annual Consolidated Report, a pioneering undertaking in Brazil. Aiming at providing even more transparency and expediting the accountability to different stockholders, this year Itaú Unibanco gathered together the Annual Report (including sustainability indexes by the Global Reporting Initiative standards), the 20-F Form and the Debt Report in one single document. For the third consecutive time, the report is made available by electronic means, hosted on an exclusive website for these contents. This report is aimed at increasingly improving the consistency, cohesion and standardization of the information disclosed in its Annual Consolidated Report, which is submitted for the SOX Certificate, thus ensuring reliable control and security mechanisms in its preparation. The website www.itau.com.br/annual-report specially designed to host this annual report, is a significant tool within this governance, since it provides for greater mobility and disclosure among our stakeholders.

1.5)	Integrated Report

The Integrated Report is a new communication approach connecting the organization’s most significant information, correlating the results, the operational activities, the business strategies and the different types of capital (human, financial, intellectual, manufacture, natural, and social and relationship). The purpose is to introduce information and strategies to our different stockholders in order to provide for a more accurate analysis in the short, medium and long terms. Additionally, the Integrated Report is and will be a tool to assess the organization’s capacity to generate value, identify the main strategy points and anticipate business risks and opportunities.

As a member of the International Integrated Reporting Council (IIRC), we take part in the building of the template through working groups and, therefore, we increasingly improve the market communication and information process. In Brazil, Itaú Unibanco takes part in the Brazilian Commission for the IIRC, which gathers together publicly-held companies from a number of sectors and counts on the cooperation of finance, investor relations, sustainability and communication related areas, in order to enable every sector to actively take part in the preparation of this document. The report is an integral part of the 2013 Annual Consolidated Report and is available on www.itau.com.br/annual-report.

1.6)	Awards and Recognition

Global Finance Awards – organized by the Global Finance magazine, the winners are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

▪	2014 Best Emerging Markets Banks in Latin America to Banco Itaú Paraguay and Itaú Unibanco;
▪	2014 World’s Best Investment Banks to Itaú BBA in the Best Investment Bank and Best Equity Bank categories, and outstanding institution in Regional Winners – Latin America and Country Winners – Latin America (Brazil).

Morningstar Awards 2014 – Itaú Chile AGF was elected by Morningstar, a leading company in the provision of independent investment surveys, in the following categories: Mejor Fondo de Renta Fija Latinoamérica (best fixed income fund in Latin America) with the Itaú Latam Corporate Bond Fund A fund, and Mejor Administradora de Renta Fija (best fixed income manager).

2014 ILO Latin American Counsel Awards – Itaú BBA received the award as best team in financial services regulation of Latin America in the Regulatory (Financial Services) category. Deemed as one of the most relevant acknowledgments in the legal segment, this award counted on the participation of professionals from legal and advisory offices from throughout Latin America. This award is promoted by the International Law Office in partnership with the Association of Corporate Counsel.

“Empresas Notáveis (outstanding companies) Consumidor Moderno” – we stood out in the banking sector in a survey by Consumidor Moderno (modern consumer) magazine, conducted in partnership with survey institutes and specialized advisory companies, based on surveys conducted over 2013. Accordingly, attributes were analyzed in the strategy, marketing, financial and service areas, as were customers’ and consumers’ perceptions.

2)	PERFORMANCE

2.1)	Returns

	%		bps
ROE / ROA	March 31, 2014	March 31, 2013	Change
Recurring return on average equity - annualized	22.6	19.1	350
Return on average equity - annualized	22.0	18.9	310
Recurring return on average assets - annualized	1.6	1.4	20
Return on average assets - annualized	1.6	1.4	20

2.2)	Income

	R$ billion		%
Statement of Income for the Period(1)	Jan to Mar/2014	Jan to Mar/2013	Change(2)
Income from financial operations before loan and losses	13.2	11.7	12.6
Expenses for allowance for loan losses	(4.2)	(4.9)	-14.3
Income from recovery of credits written off as loss	1.1	1.1	0.2
Banking service fees and income from bank charges	6.5	5.6	16.3
Result from insurance, pension plan and capitalization operations	0.9	0.9	7.5
Personnel, other administrative and operating expenses	(9.2)	(8.3)	10.1
Tax expenses	(1.4)	(1.2)	16.5
Equity in earnings of affiliates, jointly controlled entities and other investments	0.1	0.1	32.5
Other operating revenues	0.0	0.1	-10.1
Income tax and social contribution	(2.5)	(1.4)	84.6
Recurring net income	4.5	3.5	29.0
Net income	4.4	3.5	27.3

Dividends and interest on capital (net of taxes)	0.8	0.6	35.8

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures.

The increase of 16.3% in banking service fees and income from banking charges, the increase of 7.5% in income from insurance, pension plan and capitalization operations, and the decrease of 14.3% in expenses for allowance for loan losses, compared to the same period of 2013, contributed to the increased net income. We also highlight the increase of 10.6% in the loan portfolio, and noteworthy are the payroll advance loans, mortgage, and credit card areas, as drivers of income through lower risks and provisions, thus reflecting our strategy to give priority to lower risk portfolios.

The risk-adjusted efficiency ratio reached 66.4% in the year-to-date 2014, compared to 72.8% recorded in the same period of 2013, that is, a 640 bps decrease.

2.3)	Asset Data

	R$ billion		%
Balance Sheet	March 31, 2014	March 31, 2013	Change(1)
Total assets	1,107.4	1,028.7	7.6
Loan portfolio with endorsements and sureties	480.1	434.2	10.6
Free, raised and managed own assets	1,588.7	1,489.7	6.6
Subordinated debt	55.5	52.0	6.7
Stockholders’ equity	82.2	74.4	10.4
Referential equity (financial conglomerate)	116.6	120.2	-3.0

(1) Change is calculated based on actual figures.

2.3.1)	Assets

Total consolidated assets reached R$1.1 trillion at the end of March 2014, which represented a growth of 7.6% compared to the same period of the previous year.

The diversification of our business is reflected in the changed composition of our funding and loan portfolio, reducing risks to specific segments that may be less impacted by the volatility in economy. The share of each segment in our loan portfolio, with endorsements and sureties, is as follows:

	R$ billion		%
Loan Portfolio	March 31, 2014	March 31, 2013	Change
Total with endorsements and sureties	480.1	434.2	10.6
Corporate – Private securities	28.1	21.9	28.3
Total with endorsements, sureties and private securities	508.2	456.2	11.4
Total with endorsements, sureties and private securities (former exchange rate variation)	508.2	460.8	10.3

At March 31, 2014 the balance of the loan portfolio, including endorsements and sureties, reached R$480.1 billion, an increase of 10.6% compared to March 31, 2013. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 11.4%. In Brazil, the balance of our loan portfolio to individuals reflects our strategy to prioritize portfolios with lower risks. The highlights of the first quarter of 2014 are as follows:

Brazil

Individuals

Credit Card (Itaucard, Hipercard and partnerships)

▪  We are leaders in the credit card segment in Brazil.

▪  In the first quarter of 2014, the transacted amount in debit and credit cards reached R$71.4 billion, a 23.6% increase as compared to the same period of 2013.

▪  The balance of the loan portfolio reached R$53.0 billion, a 28.1% increase compared to the same period of the previous year.

▪  In the first quarter of 2014, our income from cards kept on a sustainable growth, impacted by the better performance of the portfolio, lower expenses and increasing revenues. Quality indicators, as well as the volume of sales, continued to a positive and consistent improvement, closing the quarter 42.8% above the level recorded in 2013.

Personal Credit	▪ The balance of the loan portfolio reached R$28.3 billion, a 3.0% increase compared to the same period of the previous year.

Payroll Advance Loans

▪  The balance of the loan portfolio reached R$24.7 billion, a 51.6% increase compared to March 31, 2013, and reached 5.1% of the bank’s total loans.

▪  The payroll advance loans portfolio originated from our branch network closed the first quarter of 2014 totaling R$12.0 billion, and that originated from other trading channels was approximately R$12.7 billion.

Vehicles

▪  We continued in the leadership of financing granted for brand new vehicles.

▪  In the first quarter of 2014, financing to individuals totaled R$3.2 billion, a 9.8% decrease in granting of consumer loans (CDC), leasing and Finame compared to the previous year.

▪  The balance of the loan portfolio reached R$37.1 billion, a 23.6% decrease compared to the same period of the previous year.

▪  In the first quarter of 2014, we kept the appetite for more conservative credit risk, which led to a positive contribution for the reduction of default levels and of the average terms of contracts and the increase in the percentage of down payments.

Mortgage Loans

▪  We are the leaders in mortgage loans to individuals among Brazilian private banks.

▪  Our offering is made by the network of branches, development companies, real estate agencies and partnerships. In the first quarter of 2014 we carried out approximately 13.2 thousand financing, a 44.5% increase compared to the first quarter of 2013. As compared to the average rate for private banks, the increase was 22.1% in the same period, according to the Brazilian Association of Real Estate Loans and Savings Companies (ABECIP).

▪  Strengthening the focus on the operation profitability, we kept a strict control on operating expenses, which, added to the increased operation margin, led to a significant improvement in the efficiency ratio, which closed the first quarter of 2014 710 bps below that achieved in the same period of the previous year.

Companies

Corporate (Wholesale Banking)

▪  Managed by the wholesale banking, this portfolio is composed of loans in foreign and local currencies, mandatory loans and guarantees, with outstanding quality, with 94.0% of the loans rated at the “AA”, “A” and “B” risk levels.

▪  In the period from January to March, noteworthy are the transactions in foreign currency that posted a 23.8% growth when compared to the same period of 2013, particularly due to exchange devaluation, and the mandatory loans, which increased 16.3% compared to the same period of the previous year.

▪  We kept our outstanding position with regards to the derivative contracts traded on the CETIP (Clearing House). The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

▪  We were acknowledged by LatinFinance Magazine for the largest and most comprehensive syndicated loan carried out by a financial institution in Latin America. The Latin America’s Syndicated Loan of the Year award for the US$1.5 billion transaction counted on the participation of three lead arrangers and 35 participant banks from 147 countries.

Latin America

Argentina, Chile, Colombia, Paraguay and Uruguay	▪ Our loan portfolio recorded a significant increase of 19.3% in relation to March 2013, of which 16.4% was to individuals and 20.9% to companies, which comprises very small, small, middle-market and large companies. We highlight the increase of loan portfolios in the corporate segment in Chile and Uruguay, which increased 20.2% and 44.6%, respectively. In the individuals segment, we highlight the 13.4% increase in the Chile portfolio compared to the same period of prior year.

Default

In line with our policy for mitigating risk in credit granting, the total default rate, considering the balance of transactions overdue for over 90 days, reached 3.5% at March 31, 2014, posting a decrease of 100 bps compared to March 31, 2013. This ratio recorded the lowest level since Itaú Unibanco merger in 2008, mainly impacted by the change in the credit profile of our portfolio. This ratio reached 5.4% for the individuals and 1.9% for the companies’ portfolio at the end of March 2014, dropping 130 bps and 100 bps, respectively, as compared to the same period of the previous year.

2.3.2) Funding

At March 31, 2014, free, raised and managed assets totaled R$1.59 trillion, a 6.6% increase when compared to the same period of 2013. This total is represented as:

▪	46.0% refer to investment funds, managed portfolios and technical provisions for insurance, social funds and capitalization,
▪	27.0% refer to deposits, debentures and funds from bills,
▪	23.0% refer to free assets and other liabilities; and
▪	4.0% refer to onlending, interbank deposits and foreign borrowings through securities.

As compared to March 2013, we recorded a 26.0% increase in demand deposits added to savings deposits, which are funded at a lower cost, showing the attractiveness of our brand. The increase in funding (net of Compulsory deposits and Cash and cash equivalents) provided improvement in the loan portfolio and funding ratio, reaching 75.3% at March 31, 2014.

2.3.3) Capital Strength

In order to ensure our strength and the capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio, which at the end of March 2014 reached 15.6%, and was composed of 11.1% of Tier I Capital and 4.5% Tier II Capital.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$53.9 billion at March 31, 2014, and R$50.4 billion at March 31, 2013.

Credit Risk Rating by Rating Agencies – In view of the Brazilian sovereign rating downgraded by Standard&Poor’s, in March 2014 this agency announced the downgrade of 13 Brazilian banks ratings, including Itaú Unibanco Holding, at the international level, from BBB to BBB- (long term) and from A-2 to A-3 (short term). This revision has not taken into account the inherent aspects of the banks.

For additional information on ratings, access www.itau.com.br/investor-relations > Itaú Unibanco > Market Opinion > Ratings.

2.4)	Services

Asset Management

▪   In March 2014, we reached R$375.8 billion in assets under management, according to the ANBIMA management ranking, accounting for 15.7% of the market. Since early 2014 we have posted a total growth of 0.4%, particularly in multimarket funds and DI Funds.

▪   Kinea, the investment management company controlled by Itaú Unibanco, holds R$5.8 billion in managed assets.

Custody and Bookkeeping Services

▪   In the custody market, we hold R$894.7 billion in assets, according to the ANBIMA management ranking in March 2014, which represents a 4.5% decrease compared to the same period of the previous year.

▪   We provided services to 233 companies listed on the BM&FBOVESPA, accounting for 63.8% of the total share; in Debenture Bookkeeping, we operated as the bookkeeper of 410 issues until March 2014.

▪   We were elected, by Global Custodian, the Single Market Sub-Custody in the Americas: Emerging Markets, which represents the customers’ opinions regarding the quality of services provided.

Insurance, Pension Plan and Capitalization

▪   The change in retained insurance premiums was 0.7% in relation to the first quarter of 2013, reaching R$1.4 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Technical provisions for insurance reached R$10.2 billion at March 31, 2014.

▪   Aiming at expanding the offer to non-accountholders and the presence of our products in electronic channels, we launched the virtual insurance store, a pioneering undertaking in the banking insurance market, following up the consumers’ profile and purchasing habits. Through this store, which recorded a significant number of accesses in the first months, we offer personal accident and residence insurance products, with an expansion plan to other lines of products.

▪   The total funding for pension plans totaled R$3.6 billion in the first quarter of 2014, a 11.4% decrease when compared to the same period of 2013. Total revenues from management fees increased 12.1% when compared to the first quarter of 2013, reaching R$297.5 million. Technical provisions increased 8.1%, totaling R$91.3 billion at the end of the quarter.

▪   We posted a 13.4% increase in the certificates in effect in 2014 when compared to the first quarter of 2013. The technical provisions for capitalization reached R$3.1 billion at March 31, 2014, and the collection with capitalization certificates reached R$579,0 million from January to March, recording increases of 4.6% and 10.1% in the last 12 months, respectively.

Electronic Payment Means (REDE)

▪   In the first quarter of 2014, we reached 899.5 billion transactions in debit and credit credits, a 2.9% increase in relation to the same period of 2013. Total revenues of debit and credit reached R$81.7 billion in the year-to-date 2014, a 10.5% increase in relation to the same period of 2013. We closed the period with 1.6 million POS equipment pieces, with a 8.8% growth as compared to the previous year, and a 26.4% in the establishments accredited by REDE.

▪   In January 2014 we expanded the acceptance of cards in our portfolio. In addition to the “Alimentação Pass Sodexo” meal cards, we now accept “Refeição Pass Sodexo” (with chips) cards. In the first quarter we also started to accept Cabal brand cards (with chips), a measure that will provide for the safer capture of its transactions and will strengthen our relationship with this brand, of which we have been partners since 2010.

Investment Banking

▪   Between January and March 2014, our Merger and Acquisition operation, which provided financial advisory to 16 transactions, totaling US$7.2 billion, was outstanding.

▪   In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$4.5 billion in the period from January to March 2014. In international issuances of fixed income, we acted as the joint bookrunner of offerings with a total volume of US$2.1 billion.

▪   Our operation also comprises Chile, with a broker, and Argentina, Colombia, Peru and Mexico, where we have representation offices, supplementing our coverage to the head offices of our international clients, operating through the units in Europe, the United States, the Caribbean, Middle East and Asia. The international coverage is key to the performance of cross-border mandates in M&A and Capital Markets.

2.5)	Stock Market

Market value – At the end of the first quarter of 2014, we ranked as the twentieth-fourth largest bank in the world based on the market value criterion (R$167.8 billion), according to the Bloomberg ranking.

Traded Volume and Volume of Transactions – In the first quarter of 2014 the daily average financial volumes traded on BM&FBOVESPA (securities, commodities and futures exchange) and on the New York Stock Exchange (NYSE) were R$352.8 million and R$365.2 million, respectively. In the period, the daily average volume of transactions of our shares on BM&FBOVESPA was over 23 thousand per session, with an average traded volume of R$14.8 thousand/transactions. Taking into account all companies listed on the Bovespa Index (IBOVESPA), the average traded volume was R$7.4 thousand/transactions. Should we take into account the companies listed on the Financial Index (IFNC), the average traded volume would be R$2.4 thousand/transactions.

Relations with the market – In February 2014 we held the fourth Itaú Unibanco Investors’ Day meeting in São Paulo, intended for institutional investors. This meeting was attended by our CEO and some of Itaú Unibanco’s main executives, as well as by 86 analysts and investors who were able to learn more about the bank’s strategies, in addition to interacting with our executives. For more information on the meeting held, access www.itau.com.br/investor-relations > Archives Featured > Investors’ Day Presentation.

	R$		%
Shares	March 31, 2014	March 31, 2013	Change
Recurring net income per share(1)	0.91	0.71	28.2
Net income per share(1)	0.89	0.70	27.1
Book value per share(1)	16.53	14.96	10.5
Number of outstanding shares (in millions)(2)	4,969.8	4,975.4	-0.1
Dividends/Interest on capital, net per share	0.16	0.13	23.1
Price of preferred share (ITUB4)(2)(3)	33.77	32.44	4.1
Price of common share (ITUB3)(2)(3)	31.66	32.62	-2.9
Price of preferred share (PN)(3)/Net income per share (annualized)	9.49	11.59	-18.1
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.04	2.17	-6.0
Market value (in billions) (4)(5)	167.8	161.4	4.0

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus ocurred on May 20, 2013;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 163.5 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

3)	PEOPLE

Itaú Unibanco had 94.9 thousand employees at the end of the first quarter of 2014, including almost 6.9 thousand employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$2.7 billion in the year-to-date.

International Framework Agreement – on March 21, 2014 we signed an agreement with Union Network International for Americas, a document ensuring all our employees the fundamental principles and rights at work established in the International Labor Agreement (ILO) Declaration.

4)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work; (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to March 2014, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	January 13 and 22 and March 14 – acquisition of technical material.
▪	January 29 – tax advisory.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

5)	BACEN – Circular No. 3,068/01

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$22.2 billion, corresponding to 8.3% of total securities held.

6)	IFRS (International Financial Reporting Standards)

We disclose the complete financial statements in compliance with the international financial reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13.

7)	ACKNOWLEDGMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting held on April 28, 2014).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Ana Tereza de Lima e Silva Prandini
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
AUDIT COMMITTEE	Robert George Stribling
President	Rodrigo Luis Rosa Couto
Gustavo Jorge Laboissière Loyola	Rogério Paulo Calderón Peres

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Diego Fresco Gutierrez (**)
Geraldo Travaglia Filho
Guy Almeida Andrade
Luiz Alberto Fiore
Sergio Darcy da Silva Alves (***)

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

(**)Elected at EGM on March 20, 2014, sworn in April 10, 2014

(***) Elected at EGM on March 27, 2014, sworn in April 1, 2014

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Executive Vice-Presidents	Fernando José Costa Teles
Alexandre de Barros	Fernando Mattar Beyruti
Alfredo Egydio Setubal	Flávio Delfino Júnior
Caio Ibrahim David	Francisco Vieira Cordeiro Neto
Claudia Politanski	Gabriel Amado de Moura
Eduardo Mazzilli de Vassimon	Henrique Pinto Echenique
José Castro Araújo Rudge	João Antonio Dantas Bezerra Leite
Márcio de Andrade Schettini	Jorge Luiz Viegas Ramalho
Marco Ambrogio Crespi Bonomi	José Félix Valencia Ríos
Ricardo Villela Marino	José Isern
José Virgilio Vita Neto
Executive Directors	Leila Cristiane Barboza Braga de Melo
André Sapoznik	Leon Gottlieb
Carlos Eduardo Monico	Luís Eduardo Gross Siqueira Cunha
Fernando Marsella Chacon Ruiz	Luís Tadeu Mantovani Sassi
Flávio Augusto Aguiar de Souza	Luiz Antonio Nogueira de França
Gustavo Adolfo Funcia Murgel	Luiz Eduardo Loureiro Veloso
Luís Antonio Rodrigues	Luiz Fernando Butori Reis dos Santos
Luís Fernando Staub	Luiz Severiano Ribeiro
Milton Maluhy Filho	Marcello Siniscalchi
Marcelo Boock
Directors	Marcelo Luis Orticelli
Adilso Martins de Lima	Marco Antonio Sudano
Adriano Cabral Volpini	Marcos Antônio Vaz de Magalhães
Alberto Fernandes	Marcos Vanderlei Belini Ferreira
Alexsandro Broedel Lopes	Mario Luiz Amabile
Álvaro de Alvarenga Freire Pimentel	Messias dos Santos Esteves
Ana Carla Abrão Costa	Osvaldo José Dal Fabbro
Ana Tereza de Lima e Silva Prandini	Paulo Meirelles de Oliveira Santos
Andréa Matteucci Pinotti Cordeiro	Renata Helena de Oliveira Tubini
Carlos Eduardo de Castro	Ricardo Lima Soares
Carlos Henrique Donegá Aidar	Ricardo Orlando
Carlos Orestes Vanzo	Ricardo Ribeiro Mandacaru Guerra
Cesar Padovan	Ricardo Urquijo Lazcano
Cícero Marcus de Araújo	Roberto Fernando Vicente
Cintia Carbonieri Araújo	Rodrigo Luis Rosa Couto
Claudio César Sanches	Rogério Carvalho Braga
Cláudio José Coutinho Arromatte	Rogério Paulo Calderón Peres
Cristiane Magalhães Teixeira Portella	Romildo Gonçalves Valente
Cristina Cestari Spada	Rooney Silva
Daniel Luiz Gleizer	Sergio Guillinet Fajerman
Edilson Pereira Jardim	Sergio Souza Fernandes Junior
Fabiana Pascon Bastos	Wagner Bettini Sanches

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alberto Zoffmann do Espírito Santo
Alexandre Enrico Silva Figliolino
Vice-Chairmen	André Carvalho Whyte Gailey
Alfredo Egydio Setubal	André Ferrari
Candido Botelho Bracher	Caio Ibrahim David
Cristiano Rogério Cagne
Members	Eduardo Cardoso Armonia
Antonio Carlos Barbosa de Oliveira	Eduardo Corsetti
Caio Ibrahim David	Elaine Cristina Zanatta Rodrigues Vasquinho
Eduardo Mazzilli de Vassimon	Emerson Savi Junqueira
Henri Penchas	Fabio Massashi Okumura
João Dionísio Filgueira Barreto Amoêdo	Flávio Delfino Júnior
Gilberto Frussa
Ilan Goldfajn
EXECUTIVE BOARD	João Carlos de Gênova
Chief Executive Officer	Luiz Felipe Monteiro Arcuri Trevisan
Candido Botelho Bracher	Marcello Peccinini de Chiaro
Marcelo Ariel Rosenhek
Managing Vice-Presidents	Marco Antônio Sudano
Alberto Fernandes	Mário Lúcio Gurgel Pires
Daniel Luiz Gleizer	Mário Luís Brugnetti
Jean-Marc Robert Nogueira Baptista Etlin	Thales Ferreira Silva
Vanessa Lopes Reisner
Executive Directors
Álvaro de Alvarenga Freire Pimentel
André Luís Teixeira Rodrigues
Christian George Egan
Fernando Fontes Iunes
José Augusto Durand

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Antonio Eduardo Márquez de Figueiredo Trindade
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Mario Luiz Amabile

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	03/31/2014	03/31/2013
Current assets		799,659,468	752,511,563
Cash and cash equivalents		16,030,078	13,737,128
Interbank investments	4b and 6	189,341,650	196,626,499
Money market		157,652,070	176,559,922
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,509,181	2,971,373
Interbank deposits		29,180,399	17,095,204
Securities and derivative financial instruments	4c, 4d and 7	191,720,690	190,509,800
Own portfolio		48,725,584	48,943,717
Subject to repurchase commitments		27,254,390	34,494,991
Pledged in guarantee		5,995,395	5,018,221
Securities under resale agreements with free movement		59,664	-
Deposited with the Central Bank		11,768,776	12,559,393
Derivative financial instruments		6,494,705	4,603,075
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	84,664,815	78,381,764
Assets guaranteeing technical provisions – other securities	11b	6,757,361	6,508,639
Interbank accounts		84,835,784	65,477,861
Pending settlement		5,467,033	3,565,053
Central Bank deposits		79,280,704	61,861,059
National Housing System (SFH)		4,306	2,251
Correspondents		83,741	33,878
Interbank onlending		-	15,620
Interbranch accounts		119,438	55,186
Loan, lease and other credit operations	8	214,189,967	194,376,190
Operations with credit granting characteristics	4e	228,032,124	209,515,403
(Allowance for loan losses)	4f	(13,842,157)	(15,139,213)
Other receivables		99,399,629	88,653,311
Foreign exchange portfolio	9	39,718,564	39,597,185
Income receivable		1,727,729	1,483,690
Transactions with credit card issuers	4e	21,664,364	18,870,846
Receivables from insurance and reinsurance operations	4m I and 11b	4,952,969	4,328,150
Negotiation and intermediation of securities		2,078,356	3,209,903
Sundry	13a	29,257,647	21,163,537
Other assets	4g	4,022,232	3,075,588
Assets held for sale		169,936	152,492
(Valuation allowance)		(53,554)	(39,956)
Unearned premiums of reinsurance	4m I	807,530	559,530
Prepaid expenses	4g and 13b	3,098,320	2,403,522
Long-term receivables		290,084,386	262,817,416
Interbank investments	4b and 6	1,211,370	796,937
Money market		9,980	5
Interbank deposits		1,201,390	796,932
Securities and derivative financial instruments	4c, 4d and 7	74,861,219	70,693,878
Own portfolio		50,332,816	40,931,636
Subject to repurchase commitments		13,179,530	16,875,422
Pledged in guarantee		649,766	2,715,241
Derivative financial instruments		5,499,629	5,643,855
Assets guaranteeing technical provisions – other securities	11b	5,199,478	4,527,724
Interbank accounts - National Housing System (SFH)		731,653	689,027
Loan, lease and other credit operations	8	169,059,004	149,783,632
Operations with credit granting characteristics	4e	180,259,204	161,832,613
(Allowance for loan losses)	4f	(11,200,200)	(12,048,981)
Other receivables		42,809,193	38,912,709
Foreign exchange portfolio	9	1,779,824	627,561
Sundry	13a	41,029,369	38,285,148
Other assets	4g	1,411,947	1,941,233
Unearned premiums of reinsurance	4m I	155,599	147,982
Prepaid expenses	4g and 13b	1,256,348	1,793,251
Permanent assets		17,631,705	13,377,894
Investments	4h and 15a Il	3,375,467	2,963,312
Investments in affiliates and jointly controlled entities		3,046,523	2,251,815
Other investments		532,066	979,376
(Allowance for losses)		(203,122)	(267,879)
Real estate in use	4i and 15b	6,621,379	5,603,653
Real estate in use		4,055,260	3,543,245
Other fixed assets		10,549,532	9,329,482
(Accumulated depreciation)		(7,983,413)	(7,269,074)
Goodwill	4j and 15b	1,893,235	47,137
Intangible assets	4k and 15b	5,741,624	4,763,792
Acquisition of rights to credit payroll		1,143,734	1,366,322
Other intangible assets		6,654,008	5,282,478
(Accumulated amortization)		(2,056,118)	(1,885,008)
Total assets		1,107,375,559	1,028,706,873

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	03/31/2014	03/31/2013
Current liabilities		595,506,247	562,898,403
Deposits	4b and 10b	207,303,641	178,574,229
Demand deposits		43,216,760	33,717,703
Savings deposits		108,931,513	87,071,786
Interbank deposits		5,166,053	8,132,346
Time deposits		49,989,315	49,652,394
Deposits received under securities repurchase agreements	4b and 10c	166,462,218	188,950,579
Own portfolio		67,823,275	83,825,632
Third-party portfolio		97,552,849	103,067,623
Free portfolio		1,086,094	2,057,324
Funds from acceptances and issuance of securities	4b and 10d	20,819,041	29,362,517
Real estate, mortgage, credit and similar notes		15,357,183	21,728,195
Debentures		111	1,056,720
Foreign borrowings through securities		4,786,283	6,577,602
Structured Operations Certificates		675,464	-
Interbank accounts		7,428,241	5,114,604
Pending settlement		4,701,340	3,945,226
Correspondents		2,726,901	1,169,378
Interbranch accounts		5,338,153	4,130,323
Third-party funds in transit		5,301,285	4,112,209
Internal transfer of funds		36,868	18,114
Borrowings and onlending	4b and 10e	37,208,186	32,690,623
Borrowings		24,777,664	20,157,683
Onlending		12,430,522	12,532,940
Derivative financial instruments	4d and 7g	5,136,087	3,306,411
Technical provision for insurance, pension plan and capitalization	4m II and 11a	12,383,919	10,897,156
Other liabilities		133,426,761	109,871,961
Collection and payment of taxes and contributions		5,602,479	4,896,299
Foreign exchange portfolio	9	40,370,448	40,056,107
Social and statutory	16b II	1,685,723	1,367,876
Tax and social security contributions	4n 4o and 14c	5,973,901	4,815,264
Negotiation and intermediation of securities		4,769,956	4,734,417
Credit card operations	4e	49,011,101	41,736,120
Subordinated debt	10f	6,278,337	901,930
Sundry	13c	19,734,816	11,363,948
Long-term liabilities		426,638,704	388,605,488
Deposits	4b and 10b	70,904,539	59,980,395
Interbank deposits		327,157	311,337
Time deposits		70,577,382	59,669,058
Deposits received under securities repurchase agreements	4b and 10c	122,153,951	107,152,265
Own portfolio		98,554,001	89,211,611
Free portfolio		23,599,950	17,940,654
Funds from acceptances and issuance of securities	4b and 10d	23,047,443	23,914,636
Real estate, mortgage, credit and similar notes		13,349,987	14,422,750
Foreign borrowings through securities		9,533,782	9,491,886
Structured Operations Certificates		163,674	-
Borrowings and onlending	4b and 10e	39,719,036	30,199,793
Borrowings		7,974,089	3,907,194
Onlending		31,744,947	26,292,599
Derivative financial instruments	4d and 7g	6,912,943	5,127,526
Technical provision for insurance, pension plan and capitalization	4m II and 11a	92,211,266	85,726,761
Other liabilities		71,689,526	76,504,112
Foreign exchange portfolio	9	1,779,824	578,279
Tax and social security contributions	4n, 4o and 14c	11,132,921	13,385,150
Subordinated debt	10f	49,256,102	51,129,534
Sundry	13c	9,520,679	11,411,149
Deferred income	4p	1,138,251	1,089,997
Minority interest in subsidiaries	16e	1,919,152	1,697,028
Stockholders' equity	16	82,173,205	74,415,957
Capital		60,000,000	45,000,000
Capital reserves		827,314	870,524
Revenue reserves		24,317,152	29,332,893
Asset valuation adjustment	4c, 4d and 7d	(1,403,164)	598,757
(Treasury shares)		(1,568,097)	(1,386,217)
Total liabilities and stockholders' equity		1,107,375,559	1,028,706,873

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Income from financial operations		26,169,090	20,329,861
Loan, lease and other credit operations		15,367,613	13,534,870
Securities and derivative financial instruments		6,622,431	5,070,355
Financial income from insurance, pension plan and capitalization operations	11c	2,025,684	596,008
Foreign exchange operations		598,443	257,109
Compulsory deposits		1,554,919	871,519
Expenses of financial operations		(12,966,578)	(8,607,466)
Money market		(11,217,669)	(7,641,479)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(1,849,908)	(493,209)
Borrowings and onlending		100,999	(472,778)
Income from financial operations before loan and losses		13,202,512	11,722,395
Result of allowance for loan losses	8d I	(3,147,995)	(3,859,333)
Expenses for allowance for loan losses		(4,235,655)	(4,945,194)
Income from recovery of credits written off as loss		1,087,660	1,085,861
Gross income from financial operations		10,054,517	7,863,062
Other operating revenues (expenses)		(2,985,720)	(2,938,891)
Banking service fees	13d	4,507,384	3,928,625
Asset management		915,619	833,310
Current account services		190,803	177,490
Credit cards		2,131,947	1,786,116
Sureties and credits granted		451,532	399,462
Receipt services		362,591	339,953
Other		454,892	392,294
Income from bank charges	13e	1,982,430	1,651,846
Result from insurance, pension plan and capitalization operations	11c	931,510	866,363
Personnel expenses	13f	(3,787,588)	(3,649,699)
Other administrative expenses	13g	(3,725,881)	(3,429,488)
Tax expenses	4o and 14a II	(1,368,654)	(1,174,839)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	89,622	67,627
Other operating revenues	13h	49,841	55,444
Other operating expenses	13i	(1,664,384)	(1,254,770)
Operating income		7,068,797	4,924,171
Non-operating income		24,597	11,420
Income before taxes on income and profit sharing		7,093,394	4,935,591
Income tax and social contribution	4o and 14a I	(2,549,046)	(1,381,016)
Due on operations for the period		(2,690,151)	(1,885,048)
Related to temporary differences		141,105	504,032
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(61,414)	(61,392)
Minority interest in subsidiaries	16e	(63,855)	(20,744)
Net income		4,419,079	3,472,439
Weighted average of the number of outstanding shares	16a	4,965,276,617	4,973,591,236
Net income per share – R$		0.89	0.70
Book value per share - R$ (outstanding at 03/31)		16.53	14.96

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	109,882	39,614
Net income without nonrecurring effects		4,528,961	3,512,053
Net income per share – R$		0.91	0.71

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 03/31/2014	01/01 to 03/31/2013
Adjusted net income		13,036,096	10,475,108
Net income		4,419,079	3,472,439
Adjustments to net income:		8,617,017	7,002,669
Granted options recognized		51,594	53,735
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(1,071,502)	334,768
Effects of changes in exchange rates on cash and cash equivalents		1,286,738	267,748
Allowance for loan losses		4,235,655	4,945,194
Interest and foreign exchange expense from operations with subordinated debt		1,255,250	732,119
Interest expense from operations with debentures		111	19,609
Financial expenses on technical provisions for pension plan and capitalization		1,849,908	493,209
Depreciation and amortization	15b	666,227	562,870
Interest expense from provision for contingent and legal liabilities	12b	257,630	227,094
Provision for contingent and legal liabilities	12b	949,699	803,721
Interest income from escrow deposits	12b	(101,840)	(55,031)
Deferred taxes		(141,105)	(504,032)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(89,622)	(67,627)
Interest and foreign exchange income from available-for-sale securities		(666,792)	(705,221)
Interest and foreign exchange income from held-to-maturity securities		(106,211)	(86,880)
(Gain) loss from sale of available-for-sale financial assets	7i	92,839	(41,374)
(Gain) loss from sale of investments		1,123	1,124
(Gain) loss from sale of foreclosed assets		6,233	(7,271)
(Gain) loss from sale of fixed assets		8,197	3,999
Minority interest		63,855	20,744
Other		69,030	4,171
Change in assets and liabilities		7,260,568	(6,135,758)
(Increase) decrease in assets		7,947,961	(13,847,174)
Interbank investments		(10,779,778)	(14,096,504)
Securities and derivative financial instruments (assets/liabilities)		24,417,988	2,544,245
Compulsory deposits with the Central Bank of Brazil		(2,270,423)	1,840,313
Interbank and interbranch accounts (assets/liabilities)		2,332,414	813,086
Loan, lease and other credit operations		(1,636,892)	(7,542,053)
Other receivables and other assets		(3,669,282)	2,414,888
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(446,066)	178,851
(Decrease) increase in liabilities		(687,393)	7,711,416
Deposits		3,824,718	(4,637,184)
Deposits received under securities repurchase agreements		(3,563,008)	7,319,915
Funds for issuance of securities		(2,390,017)	(1,318,093)
Borrowings and onlending		273,920	3,765,209
Credit card operations (assets/liabilities)		(4,267,508)	(2,767,321)
Technical provision for insurance, pension plan and capitalization		916,657	2,994,562
Collection and payment of taxes and contributions		5,397,499	4,480,486
Other liabilities		(892,451)	(2,061,935)
Deferred income		12,797	(64,223)
Payment of income tax and social contribution		(3,302,825)	(3,069,846)
Net cash provided by (used in) operating activities		16,993,838	1,266,944
Interest on capital / dividends received from affiliated companies		13,893	9,165
Funds received from sale of available-for-sale securities		37,522,079	14,125,671
Funds received from redemption of held-to-maturity securities		202,966	85,576
Disposal of assets not for own use		5,322	33,812
Disposal of investments		157,983	100,674
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	(88,138)	-
Sale of fixed assets		5,428	2,338
Termination of intangible asset agreements		(128)	(77)
Purchase of available-for-sale securities		(28,041,715)	(5,328,505)
Purchase of held-to-maturity securities		(21,299)	(173,322)
Purchase of investments		(39,037)	(944)
Purchase of fixed assets	15b	(567,424)	(403,386)
Purchase of intangible assets	15b	(256,371)	(222,266)
Net cash provided by (used in) invesment activities		8,893,560	8,228,737
Decrease in subordinated debt		(1,359,873)	(3,072,780)
Decrease in debentures		-	(531,942)
Change in minority interest	16e	(46,721)	286,778
Granting of stock options		210,765	118,985
Dividends and interest on capital paid to minority interests		(1,437)	(4,155)
Dividends and interest on capital paid		(3,829,795)	(3,342,566)
Net cash provided by (used in) financing activities		(5,027,061)	(6,545,680)

Net increase (decrease) in cash and cash equivalents		20,860,337	2,950,000

Cash and cash equivalents at the beginning of the period		45,802,194	40,935,830
Effects of changes in exchange rates on cash and cash equivalents		(1,286,738)	(267,748)
Cash and cash equivalents at the end of the period	4a and 5	65,375,793	43,618,082

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2014		01/01 to 03/31/2013
Income		31,835,424		22,984,226
Financial operations		26,169,090		20,329,861
Banking services		6,489,814		5,580,471
Result from insurance, pension plan and capitalization operations		931,510		866,363
Result of loan losses	8d	(3,147,995)		(3,859,333)
Other		1,393,005		66,864
Expenses		(14,630,962)		(9,862,236)
Financial operations		(12,966,578)		(8,607,466)
Other		(1,664,384)		(1,254,770)
Inputs purchased from third parties		(2,937,112)		(2,733,132)
Materials, energy and others	13g	(71,416)		(74,344)
Third-party services	13g	(891,610)		(769,358)
Other		(1,974,086)		(1,889,430)
Data processing and telecommunications	13g	(915,528)		(866,633)
Advertising, promotions and publication	13g	(193,291)		(200,402)
Installations		(289,032)		(285,215)
Transportation	13g	(105,688)		(113,233)
Security	13g	(152,781)		(130,935)
Travel expenses	13g	(42,121)		(40,909)
Other		(275,645)		(252,103)
Gross added value		14,267,350		10,388,858
Depreciation and amortization	13g	(506,982)		(442,967)
Net added value produced by the company		13,760,368		9,945,891
Added value received from transfer	15a lll	89,622		67,627
Total added value to be distributed		13,849,990		10,013,518
Distribution of added value		13,849,990		10,013,518
Personnel		3,430,575	24.8%	3,315,547	33.1%
Compensation		2,756,104	19.9%	2,636,596	26.3%
Benefits		508,551	3.7%	512,764	5.1%
FGTS – government severance pay fund		165,920	1.2%	166,187	1.7%
Taxes, fees and contributions		5,654,694	40.8%	2,951,399	29.5%
Federal		5,429,922	39.2%	2,749,575	27.5%
State		1,862	0.0%	506	0.0%
Municipal		222,910	1.6%	201,318	2.0%
Return on third parties’ assets - Rent		281,787	2.0%	253,389	2.5%
Return on own assets		4,482,934	32.4%	3,493,183	34.9%
Dividends and interest on capital		898,690	6.5%	655,086	6.5%
Retained earnings (loss) for the period		3,520,389	25.4%	2,817,353	28.1%
Minority interest in retained earnings		63,855	0.5%	20,744	0.2%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	Note	03/31/2014	03/31/2013
Assets
Current assets		14,326,720	10,651,748
Cash and cash equivalents		166,653	15,471
Interbank investments	4b and 6	153,882	175,666
Money market		92,710	72,833
Interbank deposits		61,172	102,833
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	11,528,233	10,255,732
Other receivables		2,473,996	201,084
Income receivable	15a I	2,370,679	103,554
Sundry	13a	103,317	97,530
Other assets – prepaid expenses	4g	3,956	3,795
Long-term receivables		35,702,519	39,356,573
Interbank invesments – interbank deposits	4b and 6	35,329,197	38,532,910
Other receivables - sundry	13a	373,322	823,663
Permanent assets		58,944,125	53,494,467
Investments		58,944,019	53,494,293
Investments in subsidiaries	4h and 15a I	58,944,019	53,494,293
Real estate in use	4i	106	174
Total assets		108,973,364	103,502,788
Liabilities
Current liabilities		1,224,885	1,057,922
Deposits - interbank deposits	4b and 10b	-	100,103
Funds from acceptance and issuance of securities	4b and 10d	18,667	18,667
Other liabilities		1,206,218	939,152
Social and statutory	16b II	831,831	596,154
Tax and social security contributions	4n, 4o and 14c	87,652	70,512
Subordinated debt	10f	251,405	223,721
Sundry		35,330	48,765
Long-term liabilities		18,100,992	17,270,442
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		17,600,992	16,770,442
Tax and social security contributions	4n, 4o and 14c	4,796	1,120,448
Subordinated debt	10f	17,576,521	15,632,726
Sundry		19,675	17,268
Stockholders' equity	16	89,647,487	85,174,424
Capital		60,000,000	45,000,000
Capital reserves		827,314	870,524
Revenue reserves		31,629,212	40,091,360
Asset valuation adjustment	4c and 4d	(1,240,942)	598,757
(Treasury shares)		(1,568,097)	(1,386,217)
Total liabilities and stockholders' equity		108,973,364	103,502,788

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Income from financial operations		1,011,854	754,117
Securities and derivative financial instruments		1,011,854	754,117
Expenses of financial operations		(279,233)	(235,102)
Money market		(279,233)	(235,102)
Gross income from financial operations		732,621	519,015
Other operating revenues (expenses)		2,464,182	1,728,241
Personnel expenses		(57,528)	(60,661)
Other administrative expenses		(12,686)	(11,560)
Tax expenses	14a II	(63,333)	(55,214)
Equity in earnings of subsidiaries	15a I	2,612,806	1,865,709
Other operating revenues (expenses)		(15,077)	(10,033)
Operating income		3,196,803	2,247,256
Non-operating income		15,290	14,855
Income before taxes on income and profit sharing		3,212,093	2,262,111
Income tax and social contribution	4p	147,832	216,411
Due on operations for the period		(13,579)	(19,316)
Related to temporary differences		161,411	235,727
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(2,545)	(5,545)
Net income		3,357,380	2,472,977
Weighted average of the number of outstanding shares	16a	4,965,276,617	4,973,591,236
Net income per share – R$		0.68	0.50
Book value per share - R$ (outstanding at 03/31)		18.04	17.12

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	109,882	39,614
Net income without nonrecurring effects		3,467,262	2,512,591
Net income per share – R$		0.70	0.51

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Granting of stock options	-	(27,853)	9,555	-	-	137,283	118,985
Granting of options recognized	-	53,735	-	-	-	-	53,735
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0.3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(908,132)	-	-	(908,132)
Remeasurements in liabilities of post-employment benefits	-	948	-	-	-	-	948
Net income	-	-	-	-	2,472,977	-	2,472,977
Appropriations:
Legal reserve	-	-	123,649	-	(123,649)	-	-
Statutory reserves	-	-	1,694,242	-	(1,694,242)	-	-
Dividends and interest on capital	-	-	-	-	(655,086)	-	(655,086)
Balance at 03/31/2013	45,000,000	870,524	40,091,360	598,757	-	(1,386,217)	85,174,424
Changes in the period	-	26,830	97,865	(908,132)	-	137,283	(646,154)
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Granting of stock options	-	(94,736)	19,166	-	-	286,335	210,765
Granting of options recognized	-	51,594	-	-	-	-	51,594
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	274,962	-	-	274,962
Remeasurements in liabilities of post-employment benefits	-	-	-	18,787	-	-	18,787
Net income	-	-	-	-	3,357,380	-	3,357,380
Appropriations:
Legal reserve	-	-	167,869	-	(167,869)	-	-
Statutory reserves	-	-	2,290,821	-	(2,290,821)	-	-
Dividends and interest on capital	-	-	-	-	(898,690)	-	(898,690)
Balance at 03/31/2014	60,000,000	827,314	31,629,212	(1,240,942)	-	(1,568,097)	89,647,487
Changes in the period	-	(43,142)	(119,199)	293,749	-	286,335	417,743

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Adjusted net income		872,312	425,411
Net income		3,357,380	2,472,977
Adjustments to net income:		(2,485,068)	(2,047,566)
Granting of options recognized		51,594	53,735
Interest and foreign exchange expense from operations with subordinated debt		228,394	(14,676)
Deferred taxes		(161,411)	(235,727)
Equity in earnings of subsidiaries	15a I	(2,612,806)	(1,865,709)
Amortization of goodwill		14,435	14,435
Effects of changes in exchange rates on cash and cash equivalents		(5,293)	352
Other		19	24
Change in assets and liabilities		452,802	430,399
(Increase) decrease in other receivables and other assets		435,793	115,312
(Decrease) increase in other liabilities		17,009	315,087
Net cash provided by (used in) operating activities		1,325,114	855,810
Interest on capital / dividends received		147,435	7,750,182
(Increase) decrease in interbank investments		2,677,174	(5,231,743)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		414,349	158,973
(Purchase) sale of investments		1	(259,967)
(Purchase) sale of fixed assets		-	1
(Purchase) sale of intangible assets		(23)	-
Net cash provided by (used in) investment activities		3,238,936	2,417,446
Increase (decrease) in deposits		(106,540)	100,103
Decrease in subordinated debt		(850,416)	(215,761)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		210,765	118,985
Dividends and interest on capital paid		(3,829,795)	(3,342,566)
Net cash provided by (used in) financing activities		(4,562,861)	(3,326,114)

Net increase (decrease) in cash and cash equivalents		1,189	(52,858)

Cash and cash equivalents at the beginning of the period		252,881	141,514
Effects of changes in exchange rates on cash and cash equivalents		5,293	(352)
Cash and cash equivalents at the end of the period	4a and 5	259,363	88,304

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Income		1,182,197	993,298
Financial operations		1,011,854	754,117
Other		170,343	239,181
Expenses		(279,233)	(235,102)
Financial operations		(279,233)	(235,102)
Inputs purchased from third parties		1,894	(11,440)
Third-party services		(7,237)	(5,205)
Advertising, promotions and publication		(732)	(833)
Expenses for financial system services		(1,191)	(1,007)
Insurance		-	(1,320)
Other		11,054	(3,075)
Gross added value		904,858	746,756
Deprecitation and amortization		(14,455)	(24)
Net added value produced by the company		890,403	746,732
Added value received from transfer	15a I	2,612,806	1,865,709
Total added value to be distributed		3,503,209	2,612,441
Distribution of added value		3,503,209	2,612,441
Personnel		58,909	64,667
Compensation		58,454	64,049
Benefits		386	464
FGTS – government severance pay fund		69	154
Taxes, fees and contributions		86,796	74,702
Federal		86,788	74,666
Municipal		8	36
Return on third parties’ assets - rent		124	95
Return on own assets		3,357,380	2,472,977
Dividends and interest on capital		898,690	655,086
Retained earnings (loss) for the period		2,458,690	1,817,891

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to March 31, 2014 and 2013

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Banco Credicard S.A.	(1)	Brazil	Financial institution	100.00%	-	100.00%	-
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	70.00%	70.00%	70.00%	70.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Credicard Promotora de Vendas Ltda.	(2)	Brazil	Service	100.00%	-	100.00%	-
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(3)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	70.00%	-	70.00%	-
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	99.99%	100.00%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%

(1) New company name of Banco Citicard S.A.

(2) New company name of CitiFinancial Promotora de Négocios e Cobrança S.A..

(3) Does not include Redeemable Preferred Shares (Note 10f).

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, for the amount of R$ 2,948,410 (monetarily restated) , including “Credicard” brand. The transaction has given rise to goodwill of R$ 1,878,840, which is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013.

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R $ 88,138. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction was subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities, which was obtained on December 10, 2013.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by Fiat car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions for the union of operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that said operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The consummation of said operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at March 31, 2014, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	116,593,210
Basel ratio	15.6%
Tier I	11.1%
Common Equity	11.1%
Additional Capital	0.0%
Tier II	4.5%
Fixed assets ratio	49.2%
Excess capital in relation to fixed assets	925,990

(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;

(2)	According to CMN Resolutions No. 4,192, of March 1, 2013 and No. 4,278, of October 31, 2013, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (15.6%, based on Financial consolidated, of which 11.1% of Common Equity and Tier I and 4.5% of Tier II) to be adequate, taking into account the following it exceeds by 4.6 percent the minimum required by the authorities (11.0%); and

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No.4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013, which introduces the Additional Capital Principal.In order to calculate of the risk portions, the procedures for credit risk from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013 and No. 3,696 of January 3rd, 2014, of Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April 08, 2011 for market risk, and Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted to use the Alternative Standardized Approach.

The referential equity used for the calculation of ratios and the risk-weighted assets at March 31, 2014, are as follows:

	Financial conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	82,173,205
Minority interest in subsidiaries	1,844,361
Corporate reorganizations	5,818,724
Consolidated stockholders’ equity (BACEN)	89,836,290
Preferred shares with clause of redemption excluded from Tier I	(889,561)
Deductions	(5,933,930)
Common Equity Tier I	83,012,799
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	21,256
Additional Tier I Capital	21,256
Tier I	83,034,055
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	12,206
Tier II	33,559,155
Regulatory Capital (Tier I + Tier II)	116,593,210
Risk-weighted assets	745,131,085
Risk-weighted assets of credit risk (RWACPAD)	686,511,522	92.1%
a) Per weighting factor (FPR):
FPR at 2%	52,747	0.0%
FPR at 20%	7,297,776	1.0%
FPR at 35%	7,032,715	0.9%
FPR at 50%	23,614,899	3.2%
FPR at 75%	127,690,527	17.1%
FPR at 85%	119,733,196	16.1%
FPR at 100%	314,159,659	42.2%
FPR at 150%	20,200,610	2.7%
FPR at 250%	31,129,799	4.2%
FPR at 300%	19,288,163	2.6%
FPR at 1250%	6,392,225	0.9%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	9,919,206	1.3%
b) Per type:
Securities	41,332,475	5.5%
Loan operations - retail	104,157,774	14.0%
Loan operations – non-retail	230,688,971	31.0%
Joint obligations - retail	181,229	0.0%
Joint obligations – non-retail	63,995,142	8.6%
Loan commitments - retail	23,345,390	3.1%
Loan commitments – non-retail	29,130,954	3.9%
Other exposures	193,679,587	26.0%
Risk-weighted assets of operational risk (RWAOPAD)	36,565,736	4.9%
Retail	6,896,618	0.9%
Commercial	12,502,173	1.7%
Corporate finance	1,126,530	0.2%
Negotiation and sales	9,429,660	1.3%
Payments and settlements	2,785,068	0.4%
Financial agent services	1,813,556	0.2%
Asset management	1,993,148	0.3%
Retail brokerage	18,983	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	22,053,827	3.0%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	5,641,627	0.8%
Operations subject to interest rate variation	14,421,018	1.9%
Fixed rate denominated in Real (RWAJUR1)	2,763,982	0.4%
Foreign currency coupon (RWAJUR2)	7,425,245	1.0%
Price index coupon (RWAJUR3)	3,990,527	0.5%
Interest rate coupon (RWAJUR4)	241,264	0.0%
Operations subject to commodity price variation (RWACOM)	939,355	0.1%
Operations subject to stock price variation (RWAACS)	1,051,827	0.1%
RWA	745,131,085	100.0%
Minimum Required Regulatory Capital	81,964,419
Excess capital in relation to Minimum Required Regulatory Capital	34,628,791	42.2%
Ratio (%)	15.6%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	935,068

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	3,845,576	-	0.5%
Interest on capital and dividends	(3,495,745)	-	-0.5%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	18,787	-	0.0%
Granting of options recognized	210,765	-	0.0%
Granting of stock options – exercised options in the period	51,594	-	0.0%
Asset valuation adjustment	274,962	-	0.0%
Deductions in referential equity	(5,900,468)	-	-0.8%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	637,559	-	0.1%
Changes in risk exposure	-	(10,309,938)	0.2%
Ratio at 03/31/2014	116,593,210	745,131,085	15.6%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Rule No. 411 of December 22, 2010), No. 283 and No. 284. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302(revoked Rule No. 282 of February 18, 2013 and changed Rules nº 228 e 280) .These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Rule No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) soft ware and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II - The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims - it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported (IBNR) – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event that triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been cost, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for Raffles to be Drawn, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative - recognized for the coverage of expected amounts related to administrative expenses with capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as provided for in CVM deliberation CVM nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in asset valuation adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in asset valuation adjustments until derecognition or impairment.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2014	03/31/2013
Cash and cash equivalents	16,030,078	13,737,128
Interbank deposits	22,898,993	9,738,216
Securities purchased under agreements to resell – Funded position	26,447,694	20,142,738
Total	65,376,765	43,618,082

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2014	03/31/2013
Cash and cash equivalents	166,653	15,471
Securities purchased under agreements to resell – Funded position	92,710	72,833
Total	259,363	88,304

Note 6 - Interbank investments

	03/31/2014						03/31/2013
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	106,233,934	46,418,140	4,999,996	9,980	157,662,050	82.7	176,559,927	89.4
Funded position (*)	30,408,773	3,163,462	1,888,705	-	35,460,940	18.6	53,143,153	26.9
Financed position	75,596,894	21,263,558	971,390	9,980	97,841,822	51.3	103,067,622	52.2
With free movement	4,840,226	21,263,558	971,390	-	27,075,174	14.2	20,982,950	10.6
Without free movement	70,756,668	-	-	9,980	70,766,648	37.1	82,084,672	41.6
Short position	228,267	21,991,120	2,139,901	-	24,359,288	12.8	20,349,152	10.3
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,509,181	-	-	-	2,509,181	1.3	2,971,373	1.5
Interbank deposits	22,831,129	4,370,889	1,978,381	1,201,390	30,381,789	16.0	17,892,136	9.1
Total	131,574,244	50,789,029	6,978,377	1,211,370	190,553,020		197,423,436
% per maturity term	69.0	26.7	3.7	0.6
Total – 03/31/2013	129,809,916	66,200,126	616,457	796,937	197,423,436
% per maturity term	65.8	33.5	0.3	0.4

(*)	Includes R$ 5,613,174 (R$ 6,218,304 at 03/31/2013) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 92,710 (R$ 72,833 at 03/31/2013), Interbank deposits with maturity of 181 to 365 days amounting to R$ 61,172 (R$ 102,833 at 03/31/2013) and over 365 days amounting to R$ 35,329,197 (R$ 38,532,910 at 03/31/2013).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2014											03/31/2013
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	102,018,748	(275,338)	(1,331,556)	100,411,854	37.7	6,962,782	5,822	13,754,924	10,235,755	14,963,289	54,489,282	117,997,863
Financial treasury bills	24,669,149	1,165	96	24,670,410	9.3	-	-	5,087,242	6,563,869	8,533,681	4,485,618	29,621,012
National treasury bills	22,118,817	(113,626)	(27,531)	21,977,660	8.2	6,958,221	-	3,327,543	3,301,468	2,430,970	5,959,458	38,027,751
National treasury notes	34,766,670	(185,729)	(821,412)	33,759,529	12.7	4,399	5,766	5,145,684	64,231	2,817,849	25,721,600	29,241,754
National treasury/securitization	273,021	(144)	(7,976)	264,901	0.1	162	56	1,592	1,242	2,699	259,150	305,420
Brazilian external debt bonds	20,191,091	22,996	(474,733)	19,739,354	7.4	-	-	192,863	304,945	1,178,090	18,063,456	20,801,510
Other	-	-	-	-	0.0	-	-	-	-	-	-	416
Government securities - abroad	10,975,569	8,466	(68,787)	10,915,248	4.2	218,910	680,678	1,034,059	3,981,803	3,760,921	1,238,877	6,406,008
Argentina	304,940	2,165	-	307,105	0.1	33,421	179,765	83,161	3	5,547	5,208	260,969
Denmark	3,408,042	-	-	3,408,042	1.3	-	-	-	2,014,478	1,393,564	-	2,233,815
Korea	2,909,931	-	-	2,909,931	1.1	-	-	-	1,129,434	1,780,497	-	425,924
Chile	1,226,440	154	6,621	1,233,215	0.5	121,350	292,183	790,851	11,841	15,473	1,517	1,249,796
Paraguay	758,955	-	(54,752)	704,203	0.3	50,804	186,014	48,291	275,327	64,560	79,207	760,356
Uruguay	376,937	(898)	(15,891)	360,148	0.1	13,335	2,719	111,546	31,560	126,032	74,956	308,437
United States	1,349,872	5,155	(5,302)	1,349,725	0.5	-	17,498	-	470,457	272,475	589,295	679,889
Mexico	71,999	1,785	-	73,784	0.0	-	-	-	-	-	73,784	99,253
Colombia	235,426	1,370	-	236,796	0.1	-	2,499	210	-	53,648	180,439	34,211
Belgium	154,650	(1,264)	314	153,700	0.1	-	-	-	48,684	-	105,016	155,844
France	48,764	-	361	49,125	0.0	-	-	-	-	49,125	-	88,059
Netherlands	123,047	-	204	123,251	0.0	-	-	-	-	-	123,251	52,930
Peru	-	-	-	-	0.0	-	-	-	-	-	-	25,292
Other	6,566	(1)	(342)	6,223	0.0	-	-	-	19	-	6,204	31,233
Corporate securities	58,264,744	23,930	306,984	58,595,658	21.8	3,847,240	4,283,558	2,653,387	6,380,463	10,009,719	31,421,291	48,171,113
Eurobonds and others	6,060,094	26,252	138,858	6,225,204	2.3	93,009	6,049	220,617	736,648	1,894,831	3,274,050	6,934,521
Bank deposit certificates	1,722,082	-	1,936	1,724,018	0.6	198,865	866,728	294,523	269,838	94,064	-	688,218
Shares	1,814,325	(7,250)	(24,704)	1,782,371	0.7	1,782,371	-	-	-	-	-	3,244,420
Debentures	18,274,737	2,248	188,249	18,465,234	6.9	311,862	295,086	155,366	371,094	2,105,456	15,226,370	15,003,906
Promissory notes	1,290,906	-	(2,011)	1,288,895	0.5	94,377	816,075	378,443	-	-	-	777,895
Rural product note	981,096	-	(18,020)	963,076	0.4	25,058	370,501	74,945	63,894	102,343	326,335	850,905
Fund quotas	906,518	11,752	4,317	922,587	0.3	918,265	-	-	4,322	-	-	1,386,223
Fixed income	518,649	-	(2)	518,647	0.2	514,325	-	-	4,322	-	-	863,007
Credit rights	215,837	-	-	215,837	0.1	215,837	-	-	-	-	-	288,410
Variable income	172,032	11,752	4,319	188,103	0.0	188,103	-	-	-	-	-	234,806
Securitized real estate loans	12,322,550	47	32,586	12,355,183	4.6	129,990	42,237	398,025	242,847	482,123	11,059,961	8,421,381
Financial bills	14,065,499	-	(9,971)	14,055,528	5.3	288,271	1,886,882	1,131,468	4,691,772	5,158,580	898,555	10,553,690
Other	826,937	(9,119)	(4,256)	813,562	0.2	5,172	-	-	48	172,322	636,020	309,954
PGBL/VGBL fund quotas (1)	84,664,815	-	-	84,664,815	31.8	84,664,815	-	-	-	-	-	78,381,764
Subtotal - securities	255,923,876	(242,942)	(1,093,359)	254,587,575	95.5	95,693,747	4,970,058	17,442,370	20,598,021	28,733,929	87,149,450	250,956,748
Trading securities	157,534,323	(242,942)	-	157,291,381	59.0	88,037,422	432,505	10,716,016	11,583,650	18,600,936	27,920,852	168,184,778
Available-for-sale securities	76,201,904	-	(1,093,359)	75,108,545	28.2	7,545,310	4,489,125	6,280,823	8,730,319	9,535,316	38,527,652	79,395,097
Held-to-maturity securities (2)	22,187,649	-	-	22,187,649	8.3	111,015	48,428	445,531	284,052	597,677	20,700,946	3,376,873
Derivative financial instruments	9,778,866	2,215,468	-	11,994,334	4.5	2,613,305	967,104	1,571,333	1,342,963	1,965,446	3,534,183	10,246,930
Total securities and derivative financial instruments (assets)	265,702,742	1,972,526	(1,093,359)	266,581,909	100.0	98,307,052	5,937,162	19,013,703	21,940,984	30,699,375	90,683,633	261,203,678

Derivative financial instruments (liabilities)	(10,851,896)	(1,216,607)	19,473	(12,049,030)	100.0	(2,066,371)	(612,575)	(1,341,439)	(1,115,702)	(1,279,494)	(5,633,449)	(8,433,937)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded positive adjustment to market value in the amount of R$ 579,140 (R$ 1,147,211 at 03/31/2013), according to Note 7e.

b) Summary by portfolio

	03/31/2014
		Restricted to
	Own portfolio	Repurchase agreements	Pledged guarantees (*)	Free portfolio	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	37,666,228	39,128,811	6,031,711	-	11,768,776	-	5,816,328	100,411,854
Financial treasury bills	1,866,247	8,914,681	1,677,251	-	11,768,776	-	443,455	24,670,410
National treasury bills	10,981,827	8,348,379	2,647,454	-	-	-	-	21,977,660
National treasury notes	16,596,342	10,132,183	1,658,131	-	-	-	5,372,873	33,759,529
National treasury/securitization	264,901	-	-	-	-	-	-	264,901
Brazilian external debt bonds	7,956,911	11,733,568	48,875	-	-	-	-	19,739,354
Government securities - abroad	10,566,059	94,407	185,020	59,664	-	-	10,098	10,915,248
Argentina	218,579	60,385	28,141	-	-	-	-	307,105
Denmark	3,408,042	-	-	-	-	-	-	3,408,042
Korea	2,909,931	-	-	-	-	-	-	2,909,931
Chile	1,185,702	34,022	3,393	-	-	-	10,098	1,233,215
Paraguay	704,203	-	-	-	-	-	-	704,203
Uruguay	359,094	-	1,054	-	-	-	-	360,148
United States	1,197,293	-	152,432	-	-	-	-	1,349,725
Mexico	73,784	-	-	-	-	-	-	73,784
Colombia	177,132	-	-	59,664	-	-	-	236,796
Belgium	153,700	-	-	-	-	-	-	153,700
France	49,125	-	-	-	-	-	-	49,125
Netherlands	123,251	-	-	-	-	-	-	123,251
Other	6,223	-	-	-	-	-	-	6,223
Corporate securities	50,826,113	1,210,702	428,430	-	-	-	6,130,413	58,595,658
Eurobonds and other	5,283,055	927,778		-	-	-	14,371	6,225,204
Bank deposit certificates	1,363,485	282,924	1,177	-	-	-	76,432	1,724,018
Shares	1,767,551	-	14,820	-	-	-	-	1,782,371
Debentures	17,139,401	-	330,431	-	-	-	995,402	18,465,234
Promissory notes	1,288,895	-	-	-	-	-	-	1,288,895
Rural product note	963,076	-	-	-	-	-	-	963,076
Fund quotas	748,858	-	34	-	-	-	173,695	922,587
Fixed income	436,875	-	34	-	-	-	81,738	518,647
Credit rights	123,880	-	-	-	-	-	91,957	215,837
Variable income	188,103	-	-	-	-	-	-	188,103
Securitized real estate loans	12,352,693	-	-	-	-	-	2,490	12,355,183
Financial bills	9,187,505	-	-	-	-	-	4,868,023	14,055,528
Other	731,594	-	81,968	-	-	-	-	813,562
PGBL/VGBL fund quotas	-	-	-	-	-	-	84,664,815	84,664,815
Subtotal - securities	99,058,400	40,433,920	6,645,161	59,664	11,768,776	-	96,621,654	254,587,575
Trading securities	23,956,659	26,571,137	3,549,672	59,664	11,768,444	-	91,385,805	157,291,381
Available-for-sale securities	61,342,382	8,836,359	3,095,489	-	332	-	1,833,983	75,108,545
Held-to-maturity securities	13,759,359	5,026,424	-	-	-	-	3,401,866	22,187,649
Derivative financial instruments	-	-	-	-	-	11,994,334	-	11,994,334
Total securities and derivative financial instruments (assets)	99,058,400	40,433,920	6,645,161	59,664	11,768,776	11,994,334	96,621,654	266,581,909
Total securities and derivative financial instruments (assets) – 03/31/2013	89,875,353	51,370,413	7,733,462	-	12,559,393	10,246,930	89,418,127	261,203,678

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2014										03/31/2013
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	61,076,476	(275,338)	60,801,138	38.6	1,564,197	5,676	10,370,140	10,192,013	14,810,696	23,858,416	78,977,925
Financial treasury bills	24,054,957	1,165	24,056,122	15.3	-	-	4,842,224	6,555,548	8,533,681	4,124,669	26,901,590
National treasury bills	12,862,591	(113,626)	12,748,965	8.1	1,559,642	-	295,415	3,301,468	2,430,970	5,161,470	29,290,114
National treasury notes	21,874,613	(185,729)	21,688,884	13.8	4,393	5,620	5,144,889	63,961	2,665,256	13,804,765	20,839,460
National treasury/securitization	8,379	(144)	8,235	0.0	162	56	1,592	1,242	2,699	2,484	13,901
Brazilian external debt bonds	2,275,936	22,996	2,298,932	1.4	-	-	86,020	269,794	1,178,090	765,028	1,932,860
Government securities - abroad	1,469,052	8,466	1,477,518	1.0	38,413	221,724	141,233	350,332	70,796	655,020	826,869
Argentina	304,940	2,165	307,105	0	33,421	179,765	83,161	3	5,547	5,208	260,969
Chile	92,929	154	93,083	0.1	3,029	39,460	49,043	1,360	-	191	61,663
Uruguay	36,704	(898)	35,806	0.0	1,963	-	8,819	13,446	11,578	-	41,032
United States	620,767	5,155	625,922	0.4	-	-	-	335,523	23	290,376	304,449
Mexico	71,999	1,785	73,784	0.0	-	-	-	-	-	73,784	99,253
Colombia	235,426	1,370	236,796	0.2	-	2,499	210	-	53,648	180,439	34,211
Belgium	106,280	(1,264)	105,016	0.1	-	-	-	-	-	105,016	-
Peru	-	-	-	-	-	-	-	-	-	-	25,292
Other	7	(1)	6	-	-	-	-	-	-	6	-
Corporate securities	10,323,980	23,930	10,347,910	6.6	1,769,997	205,105	204,643	1,041,305	3,719,444	3,407,416	9,998,220
Eurobonds and other	1,212,060	26,252	1,238,312	0.7	18,907	591	24,616	246,820	95,256	852,122	1,623,477
Bank deposit certificates	100,808	-	100,808	0.1	14	6,730	-	-	94,064	-	263,696
Shares	1,031,005	(7,250)	1,023,755	0.6	1,023,755	-	-	-	-	-	1,375,087
Debentures	1,678,847	2,248	1,681,095	1.1	99,940	78,159	28,187	92,909	78,479	1,303,421	1,754,570
Promissory notes	-	-	-	0.0	-	-	-	-	-	-	50,528
Fund quotas	615,629	11,752	627,381	0.7	627,381	-	-	-	-	-	1,135,066
Fixed income	381,662	-	381,662	0.5	381,662	-	-	-	-	-	836,710
Credit rights	96,777	-	96,777	0.1	96,777	-	-	-	-	-	100,085
Variable income	137,190	11,752	148,942	0.1	148,942	-	-	-	-	-	198,271
Securitized real estate loans	5,520	47	5,567	0.0	-	1,516	-	1,290	-	2,761	17,156
Financial bills	5,313,312	-	5,313,312	3.4	-	118,109	151,840	700,238	3,451,645	891,480	3,778,640
Others	366,799	(9,119)	357,680	0.2	-	-	-	48	-	357,632	-
PGBL/VGBL fund quotas	84,664,815	-	84,664,815	54	84,664,815	-	-	-	-	-	78,381,764
Total	157,534,323	(242,942)	157,291,381	100.0	88,037,422	432,505	10,716,016	11,583,650	18,600,936	27,920,852	168,184,778
% per maturity term					56.0	0.2	6.8	7.4	11.8	17.8
Total – 03/31/2013	168,748,393	(563,615)	168,184,778	100.0	82,156,038	2,169,915	2,259,089	7,560,446	22,411,985	51,627,305
% per maturity term					48.9	1.3	1.3	4.5	13.3	30.7

At March 31, 2014, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 11,528,233 with maturity over 720 days (R$ 10,255,732 of 03/31/2013).

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2014										03/31/2013
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	28,167,282	(1,331,556)	26,835,726	35.7	5,398,585	146	3,350,989	43,742	103,783	17,938,481	35,713,140
Financial treasury bills	614,192	96	614,288	0.8	-	-	245,018	8,321	-	360,949	2,719,422
National treasury bills	9,256,226	(27,531)	9,228,695	12.3	5,398,579	-	3,032,128	-	-	797,988	8,737,637
National treasury notes	9,024,724	(821,412)	8,203,312	10.9	6	146	795	270	103,783	8,098,312	5,214,109
National treasury/securitization	264,642	(7,976)	256,666	0.3	-	-	-	-	-	256,666	291,519
Brazilian external debt bonds	9,007,498	(474,733)	8,532,765	11.4	-	-	73,048	35,151	-	8,424,566	18,750,037
Other	-	-	-	0.0	-	-	-	-	-	-	416
Government securities - abroad	9,484,988	(68,787)	9,416,201	12.6	180,497	458,954	892,826	3,618,333	3,690,125	575,466	5,559,965
Denmark	3,408,042	-	3,408,042	4.5	-	-	-	2,014,478	1,393,564	-	2,233,815
Korea	2,909,931	-	2,909,931	3.9	-	-	-	1,129,434	1,780,497	-	425,924
Chile	1,133,511	6,621	1,140,132	1.5	118,321	252,723	741,808	10,481	15,473	1,326	1,188,133
Paraguay	758,955	(54,752)	704,203	0.9	50,804	186,014	48,291	275,327	64,560	79,207	760,356
Uruguay	318,715	(15,891)	302,824	0.4	11,372	2,719	102,727	4,976	114,454	66,576	248,241
United States	729,105	(5,302)	723,803	1.0	-	17,498	-	134,934	272,452	298,919	375,440
Belgium	48,370	314	48,684	0.1	-	-	-	48,684	-	-	155,844
France	48,764	361	49,125	0.1	-	-	-	-	49,125	-	88,059
Netherlands	123,047	204	123,251	0.2	-	-	-	-	-	123,251	52,930
Other	6,548	(342)	6,206	0.0	-	-	-	19	-	6,187	31,223
Corporate securities	38,549,634	306,984	38,856,618	51.7	1,966,228	4,030,025	2,037,008	5,068,244	5,741,408	20,013,705	38,121,992
Eurobonds and other	4,847,603	138,858	4,986,461	6.6	74,102	5,458	196,001	489,828	1,799,575	2,421,497	5,260,143
Bank deposit certificate	1,621,274	1,936	1,623,210	2.2	198,851	859,998	294,523	269,838	-	-	424,522
Shares	783,320	(24,704)	758,616	1.0	758,616	-	-	-	-	-	1,869,333
Debentures	16,595,890	188,249	16,784,139	22.3	211,922	216,927	127,179	278,185	2,026,977	13,922,949	13,249,336
Promissory notes	1,290,906	(2,011)	1,288,895	1.7	94,377	816,075	378,443	-	-	-	727,367
Rural product note	981,096	(18,020)	963,076	1.3	25,058	370,501	74,945	63,894	102,343	326,335	850,905
Fund quotas	290,889	4,317	295,206	0.5	290,884	-	-	4,322	-	-	251,157
Fixed income	136,987	(2)	136,985	0.2	132,663	-	-	4,322	-	-	26,297
Credit rights	119,060	-	119,060	0.2	119,060	-	-	-	-	-	188,325
Variable income	34,842	4,319	39,161	0.1	39,161	-	-	-	-	-	36,535
Securitized real estate loans	2,926,331	32,586	2,958,917	3.9	18,975	(7,707)	(13,711)	(29,357)	(66,744)	3,057,461	8,404,225
Financial nills	8,752,187	(9,971)	8,742,216	11.6	288,271	1,768,773	979,628	3,991,534	1,706,935	7,075	6,775,050
Other	460,138	(4,256)	455,882	0.6	5,172	-	-	-	172,322	278,388	309,954
Total	76,201,904	(1,093,359)	75,108,545	100.0	7,545,310	4,489,125	6,280,823	8,730,319	9,535,316	38,527,652	79,395,097
Adjustments of securities reclassified to the held-to-maturity category		(681,510)			10.0	6.0	8.4	11.6	12.7	51.3
Minority interest in subsidiaries		(2,319)
Accounting adjustment - hedge - Circular No.		324,537
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations		(162,222)
Deferred taxes		571,280
Adjustment to market value		(1,043,593)
Liabilities of post-employment benefits		(359,571)
Asset valuation adjustments		(1,403,164)
Total – 03/31/2013	78,155,422	1,239,675	79,395,097	100.0	4,484,630	2,194,551	5,856,962	5,006,933	16,792,212	45,059,809
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,536			5.6	2.8	7.4	6.3	21.2	56.7
Accounting adjustment - hedge - Circular No.		(179,637)
Deferred taxes		(472,641)
Minority interest in subsidiaries		1,824
Adjustment to market value – securities –		598,757

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at March 31, 2014, not considered in results, is an impairment loss of R$ 681,510 (R$ 9.536 at 03/31/2013) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 579,140 (R$ 1,147,211 at 03/31/2013).

	03/31/2014								03/31/2013
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic	12,774,990	57.5	-	-	33,795	-	48,810	12,692,385	3,306,798
National treasury notes (*)	3,867,333	17.4	-	-	-	-	48,810	3,818,523	3,188,185
Brazilian external debt bonds	8,907,657	40.1	-	-	33,795	-	-	8,873,862	118,613
Government securities - abroad	21,529	0.1	-	-	-	13,138	-	8,391	19,174
Uruguay	21,518	0.1	-	-	-	13,138	-	8,380	19,164.00
Other	11	0.0	-	-	-	-	-	11	10
Corporate securities	9,391,130	42.4	111,015	48,428	411,736	270,914	548,867	8,000,170	50,901
Eurobonds and other	431	0.0	-	-	-	-	-	431	50,901
Securitized real estate loans	9,390,699	42	111,015	48,428	411,736	270,914	548,867	7,999,739	0
Total	22,187,649	100.0	111,015	48,428	445,531	284,052	597,677	20,700,946	3,376,873
% per maturity term			0.5	0.2	2.0	1.3	2.7	93.3
Total – 03/31/2013	3,376,873	100.0	1,652	118,481	13,205	45,533	11,748	3,186,254
% per maturity term			0.0	3.5	0.4	1.3	0.3	94.4

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,322,454 (R$ 2,160,324 at 03/31/2013).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the period, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,779,177 (R$ 5,321,108 at March 31, 2013) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2014	03/31/2013	03/31/2014	03/31/2014	03/31/2014	03/31/2013
Futures contracts	500,229,153	398,417,727	(36,661)	104,154	67,493	(117,445)
Purchase commitments	175,842,349	123,529,290	14,247	131,719	145,966	8,315
Foreign currency	14,490,733	6,584,902	7,450	134,345	141,795	17,261
Interbank market	121,257,551	89,030,612	(30,800)	116	(30,684)	(87,761)
Fixed rates	104,098	-	-	73	73	-
Indexes	34,064,609	22,170,243	36,926	(2,815)	34,111	78,830
Securities	5,709,964	5,539,051	443	-	443	-
Commodities	215,394	190,175	228	-	228	(15)
Other	-	14,307	-	-	-	-
Commitments to sell	324,386,804	274,888,437	(50,908)	(27,565)	(78,473)	(125,760)
Foreign currency	113,508,138	75,499,488	(6,935)	(37,774)	(44,709)	(113,632)
Interbank market	150,316,140	167,887,449	18,880	131	19,011	88,047
Fixed rates	76,489	92,232	-	598	598	(207)
Indexes	54,522,169	24,650,474	(63,224)	9,480	(53,744)	(101,283)
Securities	5,754,658	6,429,046	39	-	39	629
Commodities	209,210	329,748	332	-	332	686
Swap contracts			(3,110,604)	661,009	(2,449,595)	(784,908)
Asset position	520,290,480	136,215,835	2,586,204	1,748,821	4,335,025	3,361,302
Foreign currency	14,338,035	10,610,087	509,480	327,649	837,129	599,233
Interbank market	64,595,032	44,048,122	494,129	851,591	1,345,720	470,414
Fixed rates	77,548,941	40,218,876	684,368	429,621	1,113,989	730,463
Floating rate	2,909,579	5,255,616	51,155	87,181	138,336	19,420
Indexes	360,872,595	35,566,951	846,166	51,905	898,071	1,499,727
Securities	13,250	516,140	(15)	758	743	39,194
Commodities	3,337	-	35	(21)	14	-
Other	9,711	43	886	137	1,023	2,851
Liability position	523,401,084	136,780,518	(5,696,808)	(1,087,812)	(6,784,620)	(4,146,210)
Foreign currency	22,691,236	15,819,504	(944,056)	(191,492)	(1,135,548)	(938,004)
Interbank market	45,378,289	30,890,617	45,722	(704,253)	(658,531)	(114,081)
Fixed rates	106,903,259	43,907,089	(2,238,918)	(392,105)	(2,631,023)	(772,218)
Floating rate	289,047,627	6,714,640	(58,143)	(27,158)	(85,301)	(42,406)
Indexes	59,053,806	38,754,147	(2,420,933)	206,710	(2,214,223)	(2,200,192)
Securities	127,135	644,764	(78,156)	20,900	(57,256)	(79,281)
Commodities	19,652	42,392	(46)	45	(1)	(28)
Other	180,080	7,365	(2,278)	(459)	(2,737)	-
Option contracts	753,594,079	1,311,963,999	851,808	94,239	946,047	736,974
Purchase commitments - long position	251,711,432	282,039,635	924,499	(92,114)	832,385	316,690
Foreign currency	25,050,798	16,146,395	637,343	(278,575)	358,768	130,875
Interbank market	16,312,919	39,722,031	63,804	8,267	72,071	58,127
Floating rate	49,831	122,057	1,141	(1,141)	-	13
Indexes	207,095,179	224,779,468	179,752	(1,156)	178,596	100,221
Securities	2,708,005	505,151	27,877	171,321	199,198	16,973
Commodities	444,335	745,855	9,700	7,717	17,417	10,458
Other	50,365	18,678	4,882	1,453	6,335	23
Commitments to sell - long position	159,384,090	437,998,456	1,605,116	214,744	1,819,860	1,491,285
Foreign currency	16,824,685	7,454,732	314,791	203,903	518,694	107,581
Interbank market	24,638,747	39,777,732	57,351	(20,169)	37,182	38,464
Fixed rates	27,394	-	514	(136)	378	-
Floating rate	383,578	759,887	831	(344)	487	892
Indexes	111,565,116	386,557,040	80,767	(43,186)	37,581	306,648
Securities	5,347,460	3,073,637	1,139,263	76,691	1,215,954	1,022,247
Commodities	590,140	363,174	11,388	(2,180)	9,208	13,753
Other	6,970	12,254	211	165	376	1,700
Purchase commitments - short position	151,821,061	169,726,822	(1,044,679)	106,350	(938,329)	(321,348)
Foreign currency	26,413,819	10,132,842	(866,053)	314,855	(551,198)	(119,864)
Interbank market	10,490,048	22,041,318	(37,120)	(24,859)	(61,979)	(49,864)
Fixed rates	1,584	-	-	(17)	(17)	-
Indexes	112,314,073	136,944,862	(106,873)	(15,599)	(122,472)	(130,578)
Securities	2,288,092	400,757	(20,278)	(159,704)	(179,982)	(15,669)
Commodities	263,080	188,365	(9,473)	(6,873)	(16,346)	(5,350)
Other	50,365	18,678	(4,882)	(1,453)	(6,335)	(23)
Commitments to sell - short position	190,677,496	422,199,086	(633,128)	(134,741)	(767,869)	(749,653)
Foreign currency	15,427,691	7,891,702	(305,050)	(139,397)	(444,447)	(236,546)
Interbank market	21,753,780	100,719,732	(53,360)	8,685	(44,675)	(55,143)
Fixed rates	2,263	-	(13)	(2)	(15)	-
Floating rate	-	-	-	165	165	(486)
Indexes	149,674,185	311,801,326	(85,975)	49,177	(36,798)	(269,318)
Securities	3,412,674	1,315,641	(181,024)	(52,092)	(233,116)	(172,144)
Commodities	399,933	454,310	(7,495)	(1,112)	(8,607)	(14,076)
Other	6,970	16,375	(211)	(165)	(376)	(1,940)
Forward contracts	48,150,021	43,105,129	941,069	86,663	1,027,732	685,208
Purchases receivable	4,093,380	7,087,773	601,117	89,891	691,008	684,717
Foreign currency	3,451,777	6,595,700	89,506	90,156	179,662	165,570
Fixed rates	97,150	303,830	97,075	-	97,075	303,845
Floating rate	369,399	186,596	369,397	-	369,397	186,835
Securities	29,431	3	29,431	1,559	30,990	28,465
Commodities	145,623	1,644	15,708	(1,824)	13,884	2
Purchases payable	9,298,001	4,712,410	(959,652)	76,291	(883,361)	(627,513)
Foreign currency	9,198,288	4,569,610	(460,489)	76,604	(383,885)	(114,873)
Fixed rates	-	-	(97,075)	-	(97,075)	(303,846)
Floating rate	-	-	(369,397)	-	(369,397)	(186,835)
Securities	-	-	(29,431)	-	(29,431)	(3)
Commodities	99,713	142,800	(3,260)	(313)	(3,573)	(21,956)
Sales receivable	18,445,864	17,844,770	2,323,856	(41,096)	2,282,760	2,543,260
Foreign currency	9,292,876	15,096,174	383,114	(42,926)	340,188	308,574
Interbank market	7,169,080	408,243	4,424	1,093	5,517	5,000
Fixed rates	411,184	1,191,516	410,906	-	410,906	1,190,978
Floating rate	235,844	442,079	235,972	-	235,972	442,437
Indexes	499	895	491	-	491	892
Securities	1,307,056	570,504	1,286,205	468	1,286,673	567,122
Commodities	29,325	126,106	2,744	269	3,013	19,084
Other	-	9,253	-	-	-	9,173
Sales deliverable	16,312,776	13,460,176	(1,024,252)	(38,423)	(1,062,675)	(1,915,256)
Foreign currency	2,435,470	13,460,176	(98,789)	(48,379)	(147,168)	(279,398)
Interbank market	13,829,057	-	-	(1,195)	(1,195)	-
Fixed rates	-	-	(410,868)	-	(410,868)	(1,123,695)
Floating rate	-	-	(235,972)	-	(235,972)	(442,437)
Securities	-	-	(276,015)	11,238	(264,777)	(69,726)
Commodities	48,249	-	(2,608)	(87)	(2,695)	-

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	03/31/2014	03/31/2013	03/31/2014	03/31/2014	03/31/2014	03/31/2013
Credit derivatives	9,001,475	6,847,562	(7,980)	65,522	57,542	651,447
Asset position	4,060,637	3,440,627	155,456	100,205	255,661	758,666
Fixed rate	3,152,585	2,807,437	154,990	83,859	238,849	751,654
Securities	695,633	507,799	314	11,454	11,768	4,822
Other	212,419	125,391	152	4,892	5,044	2,190
Liability position	4,940,838	3,406,935	(163,436)	(34,683)	(198,119)	(107,219)
Fixed rate	3,779,210	2,708,561	(152,809)	(13,736)	(166,545)	(94,771)
Securities	1,130,082	687,006	(10,633)	(20,006)	(30,639)	(11,287)
Other	31,546	11,368	6	(941)	(935)	(1,161)
Forwards operations	62,537,877	27,289,985	(7,504)	19,946	12,442	125,239
Asset position	29,650,970	13,762,488	890,118	25,828	915,946	246,342
Foreign currency	29,470,253	13,456,393	885,246	25,828	911,074	241,079
Interbank market	-	-	-	-	-	12
Indexes	162,853	298,574	4,711	-	4,711	4,874
Securities	17,864	7,521	161	-	161	377
Liability position	32,886,907	13,527,497	(897,622)	(5,882)	(903,504)	(121,103)
Foreign currency	32,852,016	13,469,543	(895,540)	(5,882)	(901,422)	(120,389)
Interbank market	-	14,107	-	-	-	(166)
Indexes	34,891	42,651	(2,082)	-	(2,082)	(521)
Securities	-	1,196	-	-	-	(27)
Swap with target flow	1,584,425	1,068,061	(78,559)	(43,565)	(122,124)	(31,557)
Asset position - Interbank market	752,933	535,479	-	-	-	62
Liability position	831,492	532,582	(78,559)	(43,565)	(122,124)	(31,619)
Foreign currency	779,285	466,735	(78,188)	(43,021)	(121,209)	(30,100)
Interbank market	52,207	65,847	(371)	(544)	(915)	(1,519)
Target flow of swap - asset position - foreign currency	837,701	539,022	-	68,277	68,277	31,577
Other derivative financial instruments	7,169,920	5,921,653	375,401	(37,911)	337,490	516,458
Asset position	5,319,817	4,811,052	729,161	(3,242)	725,919	813,029
Foreign currency	725,035	467,106	30,560	4,261	34,821	112,517
Fixed rate	1,213,702	1,286,425	374,073	(196)	373,877	401,087
Indexes	-	-	-	-	-	239
Securities	3,353,902	3,042,055	324,549	(7,754)	316,795	298,233
Other	27,178	15,466	(21)	447	426	953
Liability position	1,850,103	1,110,601	(353,760)	(34,669)	(388,429)	(296,571)
Foreign currency	437,850	175,968	(17,489)	(17,146)	(34,635)	42,594
Fixed rate	-	-	(316,624)	(428)	(317,052)	(283,827)
Securities	1,195,466	813,339	(19,533)	(13,399)	(32,932)	(53,991)
Other	216,787	121,294	(114)	(3,696)	(3,810)	(1,347)

		Asset	9,778,866	2,215,468	11,994,334	10,246,930
		Liabilities	(10,851,896)	(1,197,134)	(12,049,030)	(8,433,937)
		Total	(1,073,030)	1,018,334	(54,696)	1,812,993

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2014	03/31/2013
Futures	64,610,065	207,962,556	89,150,942	138,505,590	500,229,153	398,417,727
Swaps	24,268,553	36,863,176	23,190,557	433,381,990	517,704,276	133,979,549
Options	99,407,429	558,625,073	79,576,601	15,984,976	753,594,079	1,311,963,999
Forwards (onshore)	9,470,509	26,546,508	8,536,992	3,596,012	48,150,021	43,105,129
Credit derivatives	252,325	1,704,530	1,053,717	5,990,903	9,001,475	6,847,562
Forwards (offshore)	28,209,842	24,203,188	8,223,168	1,901,679	62,537,877	27,289,985
Swaps with target flow	-	-	51,836	701,097	752,933	532,300
Target flow of swap	-	-	64,529	773,172	837,701	539,022
Other derivative financial instruments	80,667	1,625,052	1,387,033	4,077,168	7,169,920	5,921,653

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2014										03/31/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days	Market value
Asset
Futures - BM&F Bovespa	(36,661)	104,154	67,493	1	66,965	-	-	-	528	-	-
Swaps - adjustment receivable	2,586,204	1,748,821	4,335,025	36.1	156,930	164,341	258,438	591,588	715,120	2,448,608	3,361,302
BM&F Bovespa	260,423	28,393	288,816	2.4	37,193	15,263	11,889	29,841	21,159	173,471	411,583
Financial institutions	471,279	554,589	1,025,868	8.6	1,735	2,049	42,356	136,577	119,760	723,391	370,132
Companies	1,830,412	851,138	2,681,550	22.3	117,955	146,846	194,137	419,840	336,148	1,466,624	2,528,210
Individuals	24,090	314,701	338,791	2.8	47	183	10,056	5,330	238,053	85,122	51,377
Option premiums	2,529,615	122,630	2,652,245	22.1	362,586	154,986	481,493	418,509	1,104,390	130,281	1,807,975
BM&FBOVESPA	1,757,890	(125,922)	1,631,968	13.6	131,015	33,075	325,728	166,735	975,115	300	484,506
Financial institutions	515,708	209,516	725,224	6.0	190,468	84,427	130,284	192,972	59,817	67,256	146,869
Companies	255,652	39,286	294,938	2.5	41,103	37,450	25,400	58,802	69,458	62,725	1,176,600
Individuals	365	(250)	115	0.0	-	34	81	-	-	-	-
Forwards (onshore)	2,924,973	48,795	2,973,768	24.8	1,646,748	434,510	387,174	141,586	36,957	326,793	3,227,977
BM&FBOVESPA	1,014,746	1,561	1,016,307	8.5	381,321	319,455	295,873	19,576	82	-	633,406
Financial institutions	108,087	14,418	122,505	1.0	65,439	27,484	2,414	26,803	6	359	79,415
Companies	1,801,403	32,456	1,833,859	15.3	1,199,988	87,571	88,887	94,110	36,869	326,434	2,514,468
Individuals	737	360	1,097	0.0	-	-	-	1,097	-	-	688
Credit derivatives - Financial institutions	155,456	100,205	255,661	2.1	-	258	167	955	3,680	250,601	758,666
Forwards (offshore)	890,118	25,828	915,946	7.6	379,184	207,578	116,444	117,433	47,576	47,731	246,342
Financial institutions	480,700	3,851	484,551	4.0	228,168	60,376	60,912	84,338	20,051	30,706	100,977
Companies	399,949	22,300	422,249	3.5	150,017	146,860	48,820	32,961	26,566	17,025	143,463
Individuals	9,469	(323)	9,146	0.1	999	342	6,712	134	959	-	1,902
Swaps with target flow - companies	-	-	-	0.0	-	-	-	-	-	-	62
Target flow of swap - companies	-	68,277	68,277	0.6	-	-	-	313	5,304	62,660	31,577
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	31,577
Companies	-	68,277	68,277	0.6	-	-	-	313	5,304	62,660	-
Other derivative financial instruments	729,161	(3,242)	725,919	6.1	892	5,431	327,617	72,579	51,891	267,509	813,029
Financial institutions	470,110	(15,333)	454,777	3.8	18	104	303,021	14,746	38,063	98,825	189,908
Companies	259,051	12,091	271,142	2.3	874	5,327	24,596	57,833	13,828	168,684	622,881
Total	9,778,866	2,215,468	11,994,334	100.0	2,613,305	967,104	1,571,333	1,342,963	1,965,446	3,534,183	10,246,930
% per maturity term					21.8	8.1	13.1	11.2	16.4	29.5
Total at 03/31/2013	9,059,263	1,187,667	10,246,930	100.0	827,777	1,463,684	1,439,429	872,185	1,791,952	3,851,903
% per maturity term					8.1	14.3	14.0	8.5	17.5	37.6

	03/31/2014										03/31/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days	Market value
Liabilities
Futures - BM&Fbovespa	-	-	-	-	-	-	-	-	-	-	(117,445)
Swaps - difference payable	(5,696,808)	(1,087,812)	(6,784,620)	56.3	(130,105)	(109,127)	(407,814)	(370,006)	(924,908)	(4,842,660)	(4,146,210)
BM&FBovespa	(384,480)	(49,822)	(434,302)	3.6	(7,719)	(2,700)	(56,928)	(41,962)	(139,308)	(185,685)	(765,327)
Financial institutions	(607,983)	(330,836)	(938,819)	7.8	(9,806)	(4,055)	(18,532)	(141,366)	(157,265)	(607,795)	(807,178)
Companies	(2,142,954)	(511,931)	(2,654,885)	22.0	(112,399)	(101,783)	(327,333)	(171,321)	(439,131)	(1,502,918)	(2,539,246)
Individuals	(2,561,391)	(195,223)	(2,756,614)	22.9	(181)	(589)	(5,021)	(15,357)	(189,204)	(2,546,262)	(34,459)
Option premiums	(1,677,807)	(28,391)	(1,706,198)	14.1	(211,194)	(220,302)	(421,676)	(484,389)	(209,532)	(159,105)	(1,071,001)
BM&FBovespa	(759,828)	141,847	(617,981)	5.1	(43,038)	(30,139)	(329,365)	(192,821)	(22,592)	(26)	(475,263)
Financial institutions	(829,439)	5,994	(823,445)	6.8	(127,564)	(162,331)	(73,740)	(225,457)	(142,447)	(91,906)	(296,717)
Companies	(87,928)	(176,534)	(264,462)	2.2	(40,592)	(27,730)	(18,504)	(65,970)	(44,493)	(67,173)	(298,763)
Individuals	(612)	302	(310)	-	-	(102)	(67)	(141)	-	-	(258)
Forwards (onshore)	(1,983,904)	37,868	(1,946,036)	16.1	(1,306,443)	(121,696)	(44,042)	(101,288)	(79,273)	(293,294)	(2,542,769)
BM&FBovespa	-	(1,195)	(1,195)	-	-	(698)	(88)	(409)	-	-	(28,461)
Financial institutions	(148,540)	24,256	(124,284)	1.0	(65,797)	(2,217)	(553)	(55,529)	(188)	-	(71,884)
Companies	(1,835,364)	14,807	(1,820,557)	15.1	(1,240,646)	(118,781)	(43,401)	(45,350)	(79,085)	(293,294)	(2,442,241)
Credit derivatives	(163,436)	(34,683)	(198,119)	1.7	-	(40)	(88)	(5,409)	(16,498)	(176,084)	(107,219)
Financial institutions	(152,504)	(34,739)	(187,243)	1.6	-	(40)	(88)	(5,409)	(5,622)	(176,084)	(101,709)
Companies	(10,932)	56	(10,876)	0.1	-	-	-	-	(10,876)	-	(5,510)
Forwards (offshore)	(897,622)	(5,882)	(903,504)	7.5	(418,005)	(161,082)	(139,334)	(149,539)	(21,393)	(14,151)	(121,103)
Financial institutions	(712,291)	2,250	(710,041)	5.9	(377,066)	(124,604)	(88,766)	(111,713)	(7,892)	-	(88,880)
Companies	(185,183)	(8,018)	(193,201)	1.6	(40,870)	(36,317)	(50,537)	(37,825)	(13,501)	(14,151)	(32,121)
Individuals	(148)	(114)	(262)	-	(69)	(161)	(31)	(1)	-	-	(102)
Swaps with target flow - companies	(78,559)	(43,565)	(122,124)	1.0	-	-	-	(915)	(18,639)	(102,570)	(31,619)
Other derivative financial instruments	(353,760)	(34,669)	(388,429)	3.3	(624)	(328)	(328,485)	(4,156)	(9,251)	(45,585)	(296,571)
Financial institutions	(318,969)	(427)	(319,396)	2.7	-	-	(317,052)	(2,344)	-	-	(93,677)
Companies	(34,791)	(34,242)	(69,033)	0.6	(624)	(328)	(11,433)	(1,812)	(9,251)	(45,585)	(202,894)
Total	(10,851,896)	(1,197,134)	(12,049,030)	100.0	(2,066,371)	(612,575)	(1,341,439)	(1,115,702)	(1,279,494)	(5,633,449)	(8,433,937)
% per maturity term					17.1	5.1	11.1	9.3	10.6	46.8
Total at 03/31/2013	(7,369,900)	(1,064,037)	(8,433,937)	100.0	(436,259)	(1,056,269)	(901,522)	(912,361)	(1,779,274)	(3,348,252)
% per maturity term					5.2	12.5	10.7	10.8	21.1	39.7

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2014
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	368,999,294	5,981,748	685,040,484	22,029,872	-	-	-	-	-
Overt-the-counter market	131,229,859	511,722,528	68,553,595	26,120,149	9,001,475	62,537,877	752,933	837,701	7,169,920
Financial institutions	97,837,858	345,113,664	53,904,488	4,502,066	8,990,543	49,860,839	-	-	3,458,563
Companies	33,392,001	106,752,482	14,517,647	21,611,821	10,932	12,516,839	752,933	837,701	3,711,357
Individuals	-	59,856,382	131,460	6,262	-	160,199	-	-	-
Total	500,229,153	517,704,276	753,594,079	48,150,021	9,001,475	62,537,877	752,933	837,701	7,169,920
Total – 03/31/2013	398,417,727	133,979,549	1,311,963,999	43,105,129	6,847,562	27,289,985	532,300	539,022	5,921,653

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	03/31/2014			03/31/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(5,767,468)	1,810,736	(3,956,732)	(4,017,666)	1,563,354	(2,454,312)
Total return rate swaps	(1,423,271)	-	(1,423,271)	(1,266,542)	-	(1,266,542)
Total	(7,190,739)	1,810,736	(5,380,003)	(5,284,208)	1,563,354	(3,720,854)

The effect on the referential equity (Note 3) was R$ 248,453 (R$ 125,370 at 03/31/2013).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	03/31/2014			03/31/2013
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	81,683,811	188,288	84,051,755	55,855,650	(99,024)	56,342,160
Hedge of preferred shares	889,522	12,852	889,522	791,568	(9,634)	791,568
Hedge of subordinated CDB	-	-	-	152,931	-	131,087
Hedge of highly probable anticipated transaction	300,270	(5,250)	277,466	-	-	-
Total	82,873,603	195,890	85,218,743	56,800,149	(108,658)	57,264,815

(*) Net amount of tax effects recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (440,541) (R$ (201,351) at March 31, 2013).

The amount of R$ 301 related to Foreign Exchange Rates Futures for the period was reclassified from Asset Valuation Adjustments and included in the initial cost of assets.

To protect the future cash flows of debt against exposure to variable interest rates (CDI), ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018.

To protect the future cash flows of debt against exposure to variable interest rates (LIBOR), ITAÚ UNIBANCO HOLDING negotiated Swaps agreements on BM&FBOVESPA with maturity during 2015.

ITAÚ UNIBANCO HOLDING entered into Futures DDI contracts on BM&F Bovespa maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2014, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

b)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets.

	03/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,660,759	(41,937)	1,660,759	41,197
Total	1,660,759	(41,937)	1,660,759	41,197

	03/31/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	799,743	650	799,743	(636)
Total	799,743	650	799,743	(636)

(*) Net amount of tax effects recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	03/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations	11,305,120	346,943	6,782,936
Total	11,305,120	346,943	6,782,936

(*) Net amount of tax effects recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

d)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

03/31/2014							03/31/2013
	Hedge of deposits and		Hedge of highly		Hedge of net
	securities purchased under	Hedge of preferred	probable anticipated		investment in
Maturity term	agreements to resell	shares	transaction	Hedge of loans	foreign operations	Total	Total
2013	-	-	-	-	-	-	46,333,484
2014	53,511,613	-	300,270	-	11,305,120	65,117,003	8,240,834
2015	13,169,122	889,522	-	-	-	14,058,644	1,310,818
2016	5,624,595	-	-	249,500	-	5,874,095	-
2017	7,834,338	-	-	124,750	-	7,959,088	915,013
2018	1,544,143	-	-	155,938	-	1,700,081	-
2019	-	-	-	23,079	-	23,079	-
2020	-	-	-	37,171	-	37,171	44,730
2022	-	-	-	175,737	-	175,737	204,622
2023	-	-	-	166,698	-	166,698	193,560
2025	-	-	-	41,253	-	41,253	46,294
2027	-	-	-	147,104	-	147,104	164,147
2028	-	-	-	445,192	-	445,192	146,390
2029	-	-	-	94,337	-	94,337	-
Total	81,683,811	889,522	300,270	1,660,759	11,305,120	95,839,482	57,599,892

h)	Changes in adjustment to unrealized (*) market value for the period

	01/01 to 03/31/2014	01/01 to 03/31/2013
Opening balance	(2,016,483)	2,406,079
Adjustments with impact on:
Results	1,071,502	(334,768)
Trading securities	588,204	(938,546)
Derivative financial instruments	483,298	603,778
Stockholders’ equity	1,510,316	(1,436,661)
Available-for-sale	840,231	(1,543,467)
Accounting hedge – derivative financial instruments	670,085	106,806
Futures	672,454	111,640
Swap	(2,369)	(4,834)

Closing balance	565,335	634,650
Adjustment to market value	565,335	634,650
Trading securities	(242,942)	(563,615)
Available-for-sale securities	(1,093,359)	1,239,675
Derivative financial instruments	1,901,636	(41,410)
Trading securities	998,861	138,227
Accounting hedge	902,775	(179,637)
Futures	883,302	(165,040)
Swap	19,473	(14,597)

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 03/31/2014	01/01 to 03/31/2013
Gain (loss) – trading securities	(374,053)	(65,802)
Gain (loss) – available-for-sale securities	(92,839)	41,374
Gain (loss) – derivatives	(2,217,337)	(1,309,736)
Gain (loss) – foreign exchange variation on investments abroad	(1,050,118)	(163,202)
Total	(3,734,347)	(1,497,366)

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

The sensitivity analyses of non-trading and trading portfolio shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	03/31/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(374)	(9,343)	(18,668)
Foreign Exchange Linked	Foreign Exchange Linked Interest	731	(18,513)	(37,488)
Foreign Exchange Rates	Prices of Foreign Currencies	(2,339)	(58,475)	(116,950)
Price Index Linked	Price Indexes Linked Interest Rates	(220)	(5,307)	(10,253)
TR	TR Linked Interest Rates	3	(73)	(145)
Equities	Prices of Equities	(325)	(8,128)	(16,255)
	Total without correlation	(2,524)	(99,839)	(199,759)
	Total with correlation	(2,440)	(96,528)	(193,135)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(2,817)	(70,228)	(140,033)
Foreign Exchange Linked	Foreign Exchange Linked Interest	1,137	(28,625)	(57,618)
Foreign Exchange Rates	Prices of Foreign Currencies	1,950	(48,758)	(97,517)
Price Index Linked	Price Indexes Linked Interest Rates	(3,761)	(92,053)	(180,139)
TR	TR Linked Interest Rates	840	(21,115)	(42,446)
Equities	Prices of Equities	1,128	(28,196)	(56,392)
	Total without correlation	(1,523)	(288,975)	(574,144)
	Total with correlation	(1,472)	(279,392)	(555,104)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2014										03/31/2013
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	187,108,787	80,128,902	30,422,120	14,190,153	7,820,718	2,784,213	2,247,354	2,957,159	8,941,667	336,601,073	304,041,587
Loans and discounted trade receivables	61,606,643	64,999,310	22,135,491	9,687,887	6,661,393	2,149,431	1,751,304	2,537,451	6,876,425	178,405,335	158,487,483
Financing	79,354,354	13,870,334	7,004,841	4,009,291	1,021,061	516,051	466,036	396,661	1,997,579	108,636,208	105,274,420
Farming and agribusiness financing	6,050,328	784,332	389,265	204,624	33,465	55,769	1,826	261	25,070	7,544,940	7,263,188
Real estate financing	40,097,462	474,926	892,523	288,351	104,799	62,962	28,188	22,786	42,593	42,014,590	33,016,496
Lease operations	5,093,895	873,630	1,406,273	581,010	251,071	113,003	77,589	86,067	426,578	8,909,116	14,987,624
Credit card operations	-	44,158,444	4,639,543	1,778,850	1,050,852	631,754	554,126	434,686	2,909,718	56,157,973	43,325,047
Advance on exchange contracts (1)	2,955,865	751,582	220,848	329,593	12,961	22,646	118	313	955	4,294,881	4,928,419
Other sundry receivables (2)	808	1,972,924	3,013	274,602	1,705	235	12,295	7,202	55,500	2,328,284	4,065,339
Total operations with credit granting characteristics	195,159,355	127,885,482	36,691,797	17,154,208	9,137,307	3,551,851	2,891,482	3,485,427	12,334,419	408,291,328	371,348,016
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	71,828,705	62,890,752
Total with endorsements and sureties	195,159,355	127,885,482	36,691,797	17,154,208	9,137,307	3,551,851	2,891,482	3,485,427	12,334,419	480,120,033	434,238,768
Total – 03/31/2013	131,966,488	141,791,850	37,150,893	25,451,684	10,432,906	3,815,239	3,389,543	3,154,284	14,195,129	371,348,016

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

II – By maturity and risk level

	03/31/2014										03/31/2013
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,231,595	2,612,008	1,659,976	1,354,221	1,144,462	1,083,832	4,926,177	15,012,270	19,004,203
01 to 30	-	-	125,481	141,007	78,961	57,372	45,464	49,830	511,081	1,009,196	1,086,840
31 to 60	-	-	89,694	116,450	72,046	50,485	43,034	53,609	287,878	713,196	737,312
61 to 90	-	-	91,859	105,939	67,314	46,230	45,611	42,740	228,348	628,041	707,123
91 to 180	-	-	252,499	320,590	195,119	292,150	134,359	131,458	512,919	1,839,094	2,157,278
181 to 365	-	-	488,260	592,247	363,811	258,055	258,000	248,275	973,475	3,182,122	3,800,404
Over 365	-	-	1,183,802	1,335,775	882,725	649,929	617,994	557,920	2,412,476	7,640,621	10,515,246
Overdue installments	-	-	667,623	918,393	832,825	725,805	932,716	1,202,608	5,489,612	10,769,581	11,542,908
01 to 14	-	-	11,105	83,605	46,900	28,537	26,855	25,047	102,873	324,922	366,527
15 to 30	-	-	638,388	112,703	85,342	50,719	44,960	40,076	173,468	1,145,656	1,313,716
31 to 60	-	-	18,130	702,024	172,554	127,507	102,556	104,539	291,811	1,519,121	1,584,274
61 to 90	-	-	-	16,726	510,601	118,819	175,894	117,534	275,917	1,215,491	1,295,296
91 to 180	-	-	-	3,335	17,428	393,264	569,115	900,785	996,165	2,880,092	3,022,462
181 to 365	-	-	-	-	-	6,959	13,336	14,627	3,539,318	3,574,240	3,834,098
Over 365	-	-	-	-	-	-	-	-	110,060	110,060	126,535
Subtotal	-	-	2,899,218	3,530,401	2,492,800	2,080,026	2,077,178	2,286,440	10,415,789	25,781,852	30,547,111
Specific allowance	-	-	(28,992)	(105,912)	(249,280)	(624,008)	(1,038,589)	(1,600,508)	(10,415,789)	(14,063,078)	(15,557,518)
Subtotal - 03/31/2013	-	-	3,999,406	4,331,771	3,587,322	2,531,068	2,387,124	2,114,878	11,595,542	30,547,111
	Non-overdue operations
Falling due installments	194,907,418	127,021,358	33,507,512	13,511,235	6,579,194	1,438,747	794,538	1,181,500	1,842,203	380,783,704	337,233,697
01 to 30	17,927,333	30,720,271	6,606,268	3,180,952	1,275,604	422,135	158,656	125,117	243,614	60,659,950	54,094,626
31 to 60	10,276,633	13,423,911	2,524,676	1,026,266	302,787	71,922	36,549	28,535	78,508	27,769,786	25,151,829
61 to 90	8,600,918	9,630,701	1,919,288	1,012,489	215,007	52,431	25,914	33,148	45,875	21,535,771	22,344,500
91 to 180	20,337,048	17,392,791	3,801,519	1,350,908	373,775	114,695	66,745	82,554	217,804	43,737,839	38,384,328
181 to 365	26,609,371	17,996,704	5,039,620	2,086,319	2,037,853	182,787	111,601	104,127	293,394	54,461,775	45,941,047
Over 365	111,156,115	37,856,980	13,616,141	4,854,302	2,374,168	594,777	395,073	808,019	963,008	172,618,583	151,317,367
Overdue up to 14 days	251,937	864,124	285,068	112,572	65,313	33,078	19,766	17,487	76,427	1,725,772	3,567,208
Subtotal	195,159,355	127,885,482	33,792,580	13,623,807	6,644,507	1,471,825	814,304	1,198,987	1,918,630	382,509,476	340,800,905
Generic allowance	-	(639,427)	(337,926)	(408,714)	(769,618)	(441,548)	(407,152)	(839,297)	(1,918,630)	(5,762,312)	(6,572,261)
Subtotal - 03/31/2013	131,966,488	141,791,850	33,151,487	21,119,913	6,845,584	1,284,171	1,002,419	1,039,406	2,599,587	340,800,905
Grand total	195,159,355	127,885,482	36,691,797	17,154,208	9,137,307	3,551,851	2,891,482	3,485,427	12,334,419	408,291,328	371,348,016
Existing allowance	-	(639,427)	(366,918)	(1,571,744)	(2,845,446)	(1,775,571)	(2,023,748)	(3,485,084)	(12,334,419)	(25,042,357)	(27,188,194)
Minimum allowance required	-	(639,427)	(366,918)	(514,626)	(1,018,898)	(1,065,556)	(1,445,741)	(2,439,805)	(12,334,419)	(19,825,390)	(22,129,779)
Additional allowance (3)	-	-	-	(1,057,118)	(1,826,548)	(710,015)	(578,007)	(1,045,279)	-	(5,216,967)	(5,058,415)
Grand total - 03/31/2013	131,966,488	141,791,850	37,150,893	25,451,684	10,432,906	3,815,239	3,389,543	3,154,284	14,195,129	371,348,016
Existing allowance	-	(708,959)	(371,509)	(1,350,221)	(3,128,828)	(1,907,237)	(2,372,342)	(3,153,969)	(14,195,129)	(27,188,194)
Minimum allowance required	-	(708,959)	(371,509)	(763,550)	(1,043,290)	(1,144,571)	(1,694,772)	(2,207,999)	(14,195,129)	(22,129,779)
Additional allowance (3)	-	-	-	(586,671)	(2,085,538)	(762,666)	(677,570)	(945,970)	-	(5,058,415)

(1) Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.

(2) The balance of non-accrual operations amounts to R$ 17,127,050 (R$ 20,414,050 at 03/31/2013).

(3) Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	03/31/2014%		03/31/2013%
Public Sector	3,919,634	1.0%	1,367,925	0.4%
Energy	51,061	0.0%	236,951	0.1%
Petrochemical and chemical	3,647,553	0.9%	938,866	0.3%
Sundry	221,020	0.1%	192,108	0.1%
Private sector	404,371,694	99.0%	369,980,091	99.6%
Companies	221,195,702	54.1%	205,635,579	55.4%
Sugar and alcohol	8,708,778	2.1%	7,782,111	2.1%
Agribusiness and fertilizers	12,325,493	3.0%	11,512,245	3.1%
Food and beverage	10,788,247	2.6%	10,296,361	2.8%
Banks and other financial institutions	4,167,478	1.0%	3,674,893	1.0%
Capital assets	8,701,489	2.1%	7,751,508	2.1%
Pulp and paper	3,174,479	0.8%	2,836,376	0.8%
Publishing and printing	1,088,203	0.3%	1,545,547	0.4%
Electronic and IT	4,775,573	1.2%	4,834,084	1.3%
Packaging	2,239,188	0.6%	2,141,338	0.6%
Energy and sewage	6,739,321	1.7%	5,769,808	1.6%
Education	1,405,735	0.3%	1,152,177	0.3%
Pharmaceuticals and cosmetics	4,149,159	1.0%	4,224,200	1.1%
Real estate agents	17,292,291	4.2%	14,508,123	3.9%
Entertainment and tourism	3,360,137	0.8%	3,435,062	0.9%
Wood and furniture	2,936,993	0.7%	3,143,036	0.8%
Construction material	5,614,238	1.4%	5,384,574	1.5%
Steel and metallurgy	9,120,232	2.2%	8,882,080	2.4%
Media	939,784	0.2%	839,935	0.2%
Mining	3,621,084	0.9%	2,916,600	0.8%
Infrastructure work	5,048,404	1.2%	4,712,227	1.3%
Oil and gas	3,953,958	1.0%	3,360,210	0.9%
Petrochemical and chemical	6,563,137	1.6%	5,809,624	1.6%
Health care	1,699,348	0.4%	1,827,634	0.5%
Insurance and reinsurance and pension plans	2,987	0.0%	4,883	0.0%
Telecommucations	1,246,009	0.3%	930,246	0.3%
Third sector	187,509	0.0%	98,020	0.0%
Trading	1,893,299	0.5%	1,941,416	0.5%
Transportation	17,545,589	4.3%	17,042,977	4.6%
Domestic appliances	3,110,976	0.8%	2,454,351	0.7%
Vehicles and autoparts	13,947,254	3.4%	13,268,471	3.6%
Clothing and shoes	5,095,720	1.3%	5,205,314	1.4%
Commerce - sundry	13,762,669	3.4%	13,433,363	3.6%
Industry - sundry	5,128,372	1.3%	4,356,671	1.2%
Sundry services	20,159,232	4.9%	17,266,780	4.6%
Sundry	10,703,337	2.6%	11,293,334	3.0%
Individuals	183,175,992	44.9%	164,344,512	44.3%
Credit cards	55,317,505	13.5%	42,989,075	11.6%
Real estate financing	31,266,708	7.7%	24,316,096	6.5%
Consumer loans / overdraft	57,568,825	14.1%	48,318,005	13.0%
Vehicles	39,022,954	9.6%	48,721,336	13.1%
Grand total	408,291,328	100.0%	371,348,016	100.0%

b) Credit concentration

	03/31/2014		03/31/2013
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,879,224	1.0	4,697,755	1.1
10 largest debtors	30,166,213	6.3	28,319,581	6.5
20 largest debtors	47,668,134	9.9	44,465,922	10.2
50 largest debtors	78,943,684	16.4	69,782,999	16.1
100 largest debtors	106,621,528	22.2	92,118,012	21.2

(*) The amounts include endorsements and sureties.

	03/31/2014		03/31/2013
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,048,272	0.9	5,303,903	1.1
10 largest debtors	39,242,050	7.1	37,004,915	7.5
20 largest debtors	63,694,246	11.6	58,664,810	11.9
50 largest debtors	106,757,825	19.4	95,699,289	19.4
100 largest debtors	142,866,667	26.0	124,362,506	25.3

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Opening balance	(26,371,185)	(27,744,938)
Effect of change in consolidation criteria (Note 2b)	-	(483,210)
Net increase for the period	(4,235,655)	(4,945,194)
Write-Off	5,564,483	5,985,148
Closing balance (1)	(25,042,357)	(27,188,194)
Required by Resolution No. 2,682/99	(19,825,390)	(22,129,779)
Specific allowance (2)	(14,063,078)	(15,557,518)
Generic allowance (3)	(5,762,312)	(6,572,261)
Additional allowance (4)	(5,216,967)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (621,340) (R$ (1,291,820) at March 31, 2013.
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At March 31, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 6.1% (7.3% at 03/31/2013).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Expenses for allowance for loan losses	(4,235,655)	(4,945,194)
Income from recovery of credits written off as loss	1,087,660	1,085,861
Result of allowance for loan losses (*)	(3,147,995)	(3,859,333)

(*) The amounts related to the lease portfolio from 01/01 to 03/31/2014 are: Expenses for allowance for loan losses R$ (74,083) (R$ (198,876) from 01/01 to 03/31/2013) and Income from recovery of credits written off as loss R$ 52,738 (R$ 200,578 from 01/01 to 03/31/2013).

II -	Renegotiated loan operations

	03/31/2014			03/31/2013
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	17,131,111	(7,262,757)	42.4%	19,123,731	(8,493,349)	44.4%
(-) Amended Operations non-overdue (2)	(4,764,995)	1,064,903	22.3%	(5,107,732)	1,417,041	27.7%
Renegotiated loan operations	12,366,116	(6,197,854)	50.1%	14,015,999	(7,076,308)	50.5%

(1) The amounts related to the lease portfolio are R$ 576,301 (R$ 942,797 at March 31, 2013).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2014					01/01 to 03/31/2014	03/31/2013	01/01 to 03/31/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expense)	Total	Income (expenses)
Restricted operations on assets
Loan operations	820	1,631	78,377	157,386	238,214	(228)	118,646	371
Liabilities - restricted operations on assets
Foreign borrowings through securities	820	1,563	78,368	157,386	238,137	240	118,646	(371)
Net revenue from restricted operations						12		-

At March 31, 2014, and 2013 there were no balances in default.

f)	Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at March 31, 2014 where the entity significantly retained the related risks and benefits is R$ 277,569 (R$ 379,196 at 03/31/2013), composed of real estate financing of R$ 262,069 (R$ 361,685 at 03/31/2013) and farming financing of R$ 15,500 (R$ 17,511 at 03/31/2013).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred, through the acquisition of securitized real estate loans. Therefore, such credits continue to be recorded as credit operations, in which the amount recorded as assets at 03/31/2014 was R$ 3,919,034, composed of real estate financing and a fair value of R$ 3,910,098 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,918,355 and a fair value of R$ 3,910,098.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 93,309 with effect on results of R$ 2,526, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to March 31, 2014 totals R$ 2,221,377, and the total amount of acquired portfolios is R$ 2,401,413, at March 31, 2014. On 31/12/2013 the balance of acquired portfolios with risk retention of assignor’s totaled R$ 5,584,878. The decrease in the quarter is influenced by the exclusion of the retention clause of the acquired volume.

Note 9 - Foreign exchange portfolio

	03/31/2014	03/31/2013
Assets - other receivables	41,498,388	40,224,746
Exchange purchase pending settlement – foreign currency	21,897,661	21,500,201
Bills of exchange and term documents – foreign currency	4,678	3,577
Exchange sale rights – local currency	20,240,115	19,173,052
(Advances received) – local currency	(644,066)	(452,084)
Liabilities – other liabilities (Note 2a)	42,150,272	40,634,386
Exchange sales pending settlement – foreign currency	20,118,580	19,104,310
Liabilities from purchase of foreign currency – local currency	21,986,644	21,523,828
Other	45,048	6,248
Memorandum accounts	1,151,226	987,888
Outstanding import credits – foreign currency	1,105,384	949,059
Confirmed export credits – foreign currency	45,842	38,829

Note 10 – Funding and borrowings and onlending

a)	Summary

	03/31/2014						03/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	163,584,133	31,863,577	11,855,931	70,904,539	278,208,180	37.4	238,554,624	33.9
Deposits received under securities repurchase agreements	139,887,779	12,157,776	14,416,663	122,153,951	288,616,169	38.8	296,102,844	42.1
Funds from acceptance and issuance of securities	2,369,697	10,996,598	7,452,746	23,047,443	43,866,484	5.9	53,277,153	7.6
Borrowings and onlending	3,919,808	19,075,725	14,212,653	39,719,036	76,927,222	10.3	62,890,416	8.9
Subordinated debt (*)	258,246	4,175,417	2,734,235	49,256,102	56,424,000	7.6	52,823,181	7.5
Total	310,019,663	78,269,093	50,672,228	305,081,071	744,042,055		703,648,218
% per maturity term	41.6	10.5	6.8	41.0
Total – 03/31/2013	311,091,058	64,818,737	54,570,232	273,168,191	703,648,218
% per maturity term	44.2	9.2	7.8	38.8

(*) Includes R$ 889,561 (R$ 791,717 at 03/31/2013) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	03/31/2014						03/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	43,216,760	-	-	-	43,216,760	15.5	33,717,703	14.1
Savings accounts	108,931,513	-	-	-	108,931,513	39.2	87,071,786	36.5
Interbank	1,386,883	2,496,609	1,282,561	327,157	5,493,210	2.0	8,443,683	3.5
Time deposits	10,048,977	29,366,968	10,573,370	70,577,382	120,566,697	43.3	109,321,452	45.9
Total	163,584,133	31,863,577	11,855,931	70,904,539	278,208,180		238,554,624
% per maturity term	58.8	11.5	4.3	25.5
Total – 03/31/2013	145,267,937	17,474,655	15,831,637	59,980,395	238,554,624
% per maturity term	60.9	7.3	6.6	25.2

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 100,103 at 03/31/2013 with maturities of 181 to 365 days. There are no operations at 03/31/2014.

c)	Deposits received under securities repurchase agreements

	03/31/2014						03/31/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	42,275,558	12,157,776	13,389,941	98,554,001	166,377,276	57.6	173,037,243	58.4
Government securities	26,307,988	399,644	2,150	4,046	26,713,828	9.3	32,616,170	11.0
Own issue	2,976,871	11,710,154	13,387,791	98,549,955	126,624,771	43.8	121,259,024	41.0
Foreign	12,990,699	47,978	-	-	13,038,677	4.5	19,162,049	6.4
Third-party portfolio	97,552,849	-	-	-	97,552,849	33.8	103,067,623	34.8
Free portfolio	59,372	-	1,026,722	23,599,950	24,686,044	8.6	19,997,978	6.8
Total	139,887,779	12,157,776	14,416,663	122,153,951	288,616,169		296,102,844
% per maturity term	48.5	4.2	5.0	42.3
Total – 03/31/2013	157,402,896	15,306,958	16,240,725	107,152,265	296,102,844
% per maturity term	53.1	5.2	5.5	36.2

d)	Funds from acceptance and issuance of securities

	03/31/2014						03/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	1,303,266	8,761,865	5,292,052	13,349,987	28,707,170	65.4	36,150,945	67.8
Financial	42,338	2,303,603	2,591,524	7,666,764	12,604,229	28.7	18,121,207	34.0
Of real estate loans	747,009	4,939,042	675,424	2,227,194	8,588,669	19.6	11,804,696	22.2
Bill of credit related to agribusiness	506,212	1,511,359	2,006,018	3,331,598	7,355,187	16.8	6,013,571	11.2
Mortgage notes	7,707	7,861	19,086	124,431	159,085	0.4	211,471	0.4
Debentures	111	-	-	-	111	0.0	1,056,720	2.0
Foreign securities	1,024,417	1,777,905	1,983,961	9,533,782	14,320,065	32.7	16,069,488	30.2
Brazil risk note programme	141,070	1,163,106	792,688	2,108,892	4,205,756	9.6	8,261,830	15.5
Structure note issued	146,137	431,121	792,291	3,493,683	4,863,232	11.1	3,778,522	7.1
Bonds	3,794	47,731	51,373	2,843,215	2,946,113	6.8	2,279,904	4.3
Fixed rate notes	732,444	78,326	260,918	874,918	1,946,606	4.4	1,397,568	2.6
Eurobonds	972	-	28,943	74,736	104,651	0.2	150,533	0.3
Other	-	57,621	57,748	138,338	253,707	0.6	201,131	0.4
Structured Operations Certificates (*)	41,903	456,828	176,733	163,674	839,138	1.9	-	-
Total	2,369,697	10,996,598	7,452,746	23,047,443	43,866,484		53,277,153
% per maturity term	5.4	25.1	17.0	52.5
Total – 03/31/2013	3,354,174	16,124,881	9,883,462	23,914,636	53,277,153
% per maturity term	6.3	30.3	18.6	44.8

(*) As of March 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 916,158, according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 03/31/2013) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 03/31/2013), totaling R$ 518,667 (R$ 518,667 at 03/31/2013).

e)	Borrowings and onlending

	03/31/2014						03/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	2,627,654	13,569,158	8,580,852	7,974,089	32,751,753	42.6	24,064,877	38.3
Domestic	347,422	148,281	105,012	146,314	747,029	1.0	442,024	0.7
Foreign (*)	2,280,232	13,420,877	8,475,840	7,827,775	32,004,724	41.6	23,622,853	37.6
Onlending	1,292,154	5,506,567	5,631,801	31,744,947	44,175,469	57.4	38,825,539	61.7
Domestic – official institutions	1,292,154	5,506,567	5,631,801	31,576,984	44,007,506	57.2	38,240,305	60.8
BNDES	403,351	1,528,637	1,762,544	12,839,881	16,534,413	21.5	11,400,258	18.1
FINAME	871,758	3,839,916	3,809,169	18,471,839	26,992,682	35.1	26,430,794	42.0
Other	17,045	138,014	60,088	265,264	480,411	0.6	409,253	0.7
Foreign	-	-	-	167,963	167,963	0.2	585,234	0.9
Total	3,919,808	19,075,725	14,212,653	39,719,036	76,927,222		62,890,416
% per maturity term	5.1	24.8	18.5	51.6
Total – 03/31/2013	4,725,125	15,484,939	12,480,559	30,199,793	62,890,416
% per maturity term	7.5	24.6	19.8	48.0

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	03/31/2014						03/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	3,680,856	1,839,417	6,817,237	12,337,510	21.9	11,412,129	21.6
Financial treasury bills	185,297	299,111	5,257	24,693,240	25,182,905	44.6	24,573,848	46.5
Euronotes	64,307	187,099	-	17,634,349	17,885,755	31.7	15,915,147	30.1
Bonds	8,642	8,351	-	169,105	186,098	0.3	189,040	0.4
(-) Transaction costs incurred (Note 4b)	-	-	-	(57,829)	(57,829)	(0.1)	(58,700)	(0.1)
Total Other Liabilities	258,246	4,175,417	1,844,674	49,256,102	55,534,439		52,031,464
Redeemable preferred shares	-	-	889,561	-	889,561	1.6	791,717	1.5
Grand total (*)	258,246	4,175,417	2,734,235	49,256,102	56,424,000		52,823,181
% per maturity term	0.5	7.4	4.8	87.3
Total – 03/31/2013	340,926	427,304	133,849	51,921,102	52,823,181
% per maturity term	0.6	0.8	0.3	98.3

(*) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of March, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6%	3,699,837
	33,200			IGPM + 7.22%	79,734
	1,000,000	2008	2014	112% of CDI	1,740,701
	400,000	2008	2015	119.8% of CDI	741,436
	50,000	2010	2015	113% of CDI	76,874
	465,835	2006	2016	100% of CDI + 0.7% (*)	995,767
	2,719,268	2010	2016	110% to 114% of CDI	4,179,797
	122,500			IPCA + 7.21%	205,409
	366,830	2010	2017	IPCA + 7.33%	617,955
				Total	12,337,510

Subordinated financial bills – BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	369,246
	1,874,000			112% to 112.5% of CDI	1,895,547
	30,000			IPCA + 7%	45,738
	206,000	2010	2017	IPCA + 6.95% to 7.2%	270,931
	3,223,500	2011	2017	108% to 112% of CDI	3,337,875
	352,400			IPCA + 6.15% to 7.8%	462,988
	138,000			IGPM + 6.55% to 7.6%	190,445
	3,650,000			100% of CDI + 1.29% to 1.52%	3,724,006
	500,000	2012	2017	100% of CDI + 1.12%	517,867
	42,000	2011	2018	IGPM + 7%	50,985
	30,000			IPCA + 7.53% to 7.7%	38,195
	460,645	2012	2018	IPCA + 4.4% to 6.58%	556,023
	3,782,100			100% of CDI + 1.01% to 1.32%	3,909,158
	6,373,127			108% to 113% of CDI	6,736,041
	112,000			9.95% to 11.95%	132,862
	2,000	2011	2019	109% to 109.7% of CDI	2,490
	12,000	2012	2019	11.96%	15,208
	100,500			IPCA + 4.70% to 6.3%	122,257
	1,000			110% of CDI	1,220
	20,000	2012	2020	IPCA + 6% to 6.17%	25,525
	1,000			111% of CDI	1,223
	6,000	2011	2021	109.25% to 110.5% of CDI	7,651
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,747,152
	20,000			IGPM + 4.63%	22,272
				Total	25,182,905

Subordinated euronotes – USD
	1,000,000	2010	2020	6.2%	2,321,182
	1,000,000	2010	2021	5.75%	2,281,963
	750,000	2011	2021	5.75% to 6.2%	1,738,872
	550,000	2012	2021	6.2%	1,256,999
	2,625,000	2012	2022	5.5% to 5.65%	5,913,963
	1,870,000	2012	2023	5.13%	4,314,947
				Total	17,827,926

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	186,098
				Total	186,098

Preferred shares - USD	393,072	2002	2015	3.04%	889,561

Total					56,424,000

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 64,307 (R$ 57,225 at 03/31/2013), with maturities of 31 to 180 days in the amount of R$ 187,099 (R$ 166,496 03/31/2013) and over 365 days in the amount of R$ 17,576,520 (R$ 15,632,726 at 03/31/2013), totaling R$ 17,827,926 (R$ 15,856,447 at 03/31/2013).

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Unearned premiums	5,348,197	4,764,244	9,697	5,779	-	-	5,357,895	4,770,024
Mathematical provision of benefits to be granted and benefits granted	19,439	19,044	89,782,218	83,014,436	-	-	89,801,657	83,033,480
Redemptions and Other Unsettled Amounts	19,404	18,322	162,635	55,294	-	-	182,039	73,616
Financial surplus	1,366	1,450	491,071	509,042	-	-	492,437	510,492
Unsettled claims	3,474,549	2,978,107	15,077	88,121	-	-	3,489,626	3,066,228
Claims / events incurred but not reported (IBNR)	794,061	905,043	12,444	12,286	-	-	806,505	917,329
Administrative and Related Expenses	192,565	185,473	46,659	41,229	36,970	8,534	276,194	235,236
Mathematics for Capitalization and Redemptions	-	-	-	-	2,995,558	2,875,576	2,995,558	2,875,576
Raffles Payable and To Be Held	-	-	-	-	25,658	16,772	25,658	16,772
Complementary Raffles	-	-	-	-	4,504	17,256	4,504	17,256
Other provisions	351,080	339,138	808,470	756,770	3,562	12,001	1,163,112	1,107,909
Total (*)	10,200,662	9,210,821	91,328,271	84,482,956	3,066,252	2,930,140	104,595,185	96,623,917

(*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

b)	Assets guaranteeing technical provisions – SUSEP

	Insurance		Pension plan		Capitalization		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Interbank investments – money market	1,034,147	948,135	552,320	1,005,069	922,714	1,018,169	2,509,181	2,971,373
Securities and derivative financial instruments	3,664,875	3,533,478	90,712,876	83,859,222	2,243,903	2,025,427	96,621,654	89,418,127
PGBL/VGBL fund quotas (1)	-	-	84,664,815	78,381,764	-	-	84,664,815	78,381,764
Government securities – domestic	-	-	56,233,348	54,704,677	-	-	56,233,348	54,704,677
National treasury bills	-	-	22,314,489	16,159,518	-	-	22,314,489	16,159,518
National treasury notes	-	-	23,997,003	21,110,269	-	-	23,997,003	21,110,269
Financial treasury bills	-	-	9,921,856	17,434,890	-	-	9,921,856	17,434,890
Corporate securities	-	-	27,676,138	23,316,630	-	-	27,676,138	23,316,630
Bank deposit certificates	-	-	3,505,093	2,445,773	-	-	3,505,093	2,445,773
Debentures	-	-	4,419,288	3,570,574	-	-	4,419,288	3,570,574
Shares	-	-	694,279	1,288,054	-	-	694,279	1,288,054
Credit note	-	-	196,541	151,288	-	-	196,541	151,288
Financial treasury bills	-	-	18,856,781	15,856,196	-	-	18,856,781	15,856,196
Securitized real estate loans	-	-	4,156	4,745	-	-	4,156	4,745
PGBL/VGBL fund quotas	-	-	375,637	-	-	-	375,637	-
Derivative financial instruments	-	-	62,173	293,636	-	-	62,173	293,636
Loans for Shares	-	-	344,319	36,961	-	-	344,319	36,961
Accounts receivable / (payable)	-	-	(26,800)	29,860	-	-	(26,800)	29,860
Other assets	3,664,875	3,533,478	6,048,061	5,477,458	2,243,903	2,025,427	11,956,839	11,036,363
Government	1,121,140	1,204,733	4,665,898	4,193,837	39,388	190,258	5,826,426	5,588,828
Private	2,543,735	2,328,745	1,382,163	1,283,621	2,204,515	1,835,169	6,130,413	5,447,535
Receivables from insurance and reinsurance operations (2)	5,632,107	4,955,177	-	-	-	-	5,632,107	4,955,177
Credit rights	753,276	976,033	-	-	-	-	753,276	976,033
Commercial – extended guarantee	1,333,143	1,336,714	-	-	-	-	1,333,143	1,336,714
Reinsurance	3,545,688	2,642,430	-	-	-	-	3,545,688	2,642,430
Total	10,331,129	9,436,790	91,265,196	84,864,291	3,166,617	3,043,596	104,762,942	97,344,677

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension Plan Technical Provisions account.

(2) Recorded under Other receivables and Other assets.

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 03/31/2014			01/01 to 03/31/2013			01/01 to 03/31/2014			01/01 to 03/31/2013			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Financial income from insurance, pension plan and capitalization operations	59,438	-	59,438	46,439	-	46,439	82,041	-	82,041	43,097	-	43,097	34,297	13,263	175,776	102,799
Financial income	100,426	-	100,426	61,507	-	61,507	1,845,769	-	1,845,769	485,866	-	485,866	79,489	48,635	2,025,684	596,008
Financial expenses	(40,988)	-	(40,988)	(15,068)	-	(15,068)	(1,763,728)	-	(1,763,728)	(442,769)	-	(442,769)	(45,192)	(35,372)	(1,849,908)	(493,209)
Operating income from insurance, pension plan and capitalization operations	905,964	(167,752)	738,212	827,644	(138,257)	689,387	49,784	(894)	48,890	55,347	(713)	54,634	144,408	122,342	931,510	866,363
Premiums and contributions	1,881,646	(310,621)	1,571,025	1,849,320	(273,439)	1,575,881	3,159,654	(894)	3,158,760	5,027,609	(1,406)	5,026,203	566,053	519,711	5,295,838	7,121,795
Changes in technical provisions	(56,710)	(34,113)	(90,823)	(75,958)	8,399	(67,559)	(3,102,106)	-	(3,102,106)	(4,971,592)	-	(4,971,592)	613	(882)	(3,192,316)	(5,040,033)
Expenses for claims, benefits, redemptions and raffles	(647,436)	160,457	(486,979)	(677,469)	110,559	(566,910)	(6,627)	-	(6,627)	960	-	960	(435,715)	(401,549)	(929,321)	(967,499)
Selling expenses	(281,017)	16,525	(264,492)	(262,332)	16,224	(246,108)	(507)	-	(507)	(1,232)	-	(1,232)	-	-	(264,999)	(247,340)
Other operating revenues and expenses	9,481	-	9,481	(5,917)	-	(5,917)	(630)	-	(630)	(398)	693	295	13,457	5,062	22,308	(560)
Total result from insurance, pension plan and capitalization operations	965,402	(167,752)	797,650	874,083	(138,257)	735,826	131,825	(894)	130,931	98,444	(713)	97,731	178,705	135,605	1,107,286	969,162

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,030,328 (R$ 1,613,002 at March 31, 2013) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

There are no labor claims of significant amounts falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2014				01/01 to 03/31/2013
	Civil	Labor	Other	Total	Total
Opening balance	4,472,537	5,192,247	223,235	9,888,019	8,776,137
Effect of change in consolidation criteria (Note 2b)	-	-	-	-	27,157
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(133,828)	(811,249)	-	(945,077)	(1,066,413)
Subtotal	4,338,709	4,380,998	223,235	8,942,942	7,736,881
Monetary restatement/charges	63,355	57,326	-	120,681	122,060
Changes in the period reflected in results (Notes 13f and 13i)	390,337	258,737	2,846	651,920	738,237
Increase (*)	475,259	431,864	3,557	910,680	969,799
Reversal	(84,922)	(173,127)	(711)	(258,760)	(231,562)
Payment	(327,630)	(229,069)	-	(556,699)	(668,005)
Subtotal	4,464,771	4,467,992	226,081	9,158,844	7,929,173
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	128,720	810,137	-	938,857	1,031,064
Closing balance (Note 13c)	4,593,491	5,278,129	226,081	10,097,701	8,960,237
Closing balance at 03/31/2013 (Note 13c)	3,826,697	4,936,100	197,440	8,960,237
Escrow deposits at 03/31/2014 (Note 13a)	2,105,726	2,485,465	-	4,591,191
Escrow deposits at 03/31/2013 (Note 13a)	2,070,036	2,385,775	-	4,455,811

(*) Civil provisions include the provision for economic plans amounting to R$ 68,865 (R$ 66,023 from January 1 to March 31, 2013) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 03/31/2014			01/01 to 03/31/2013
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,446,886	2,527,011	8,973,897	10,432,925
Effect of change in consolidation criteria (Note 2b)	-	-	-	9,461
(-) Contingencies guaranteed by indemnity clauses	-	(57,028)	(57,028)	(61,198)
Subtotal	6,446,886	2,469,983	8,916,869	10,381,188
Monetary restatement/charges	107,984	28,965	136,949	105,034
Changes in the period reflected in results	197,692	100,087	297,779	65,484
Increase	203,975	412,862	616,837	272,536
Reversal	(6,283)	(312,775)	(319,058)	(207,052)
Payment	(8,729)	(15,544)	(24,273)	(402,391)
Subtotal	6,743,833	2,583,491	9,327,324	10,149,315
(+) Contingencies guaranteed by indemnity clauses	-	57,962	57,962	62,139
Closing balance (Notes 13c and 14c)	6,743,833	2,641,453	9,385,286	10,211,454
Closing balance at 03/31/2013 (Notes 13c and 14c)	7,333,849	2,877,605	10,211,454	-

	01/01 to 03/31/2014			01/01 to 03/31/2013
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	5,276,820	381,278	5,658,098	4,556,839
Effect of change in consolidation criteria (Note 2b)	-	-	-	8,211
Appropriation of income	91,087	10,753	101,840	55,031
Changes in the period	258,346	(3,021)	255,325	(369,613)
Deposited	265,047	-	265,047	200,741
Withdrawals	-	(745)	(745)	(4,738)
Reversals to income	(6,701)	(2,276)	(8,977)	(565,616)
Closing balance	5,626,253	389,010	6,015,263	4,250,468
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	1,002	1,002	438
Closing balance after relocated (Note 13a)	5,626,253	390,012	6,016,265	4,250,906
Closing balance at 03/31/2013 (Note 13a)	3,856,265	394,641	4,250,906

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 2,722,184: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 914,051;

•	PIS and COFINS – Calculation basis – R$ 1,824,839: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,731,983;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 506,077: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 470,368;

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 421,752: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 94,261.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 11,157,368, are the following:

•	INSS – Non-compensatory amounts – R$ 2,615,471: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Interest on capital – R$ 1,140,312: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,085,258: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,003,148: deductibility of goodwill on acquisition of investments with future expected profitability;

•	ISS – Banking Institutions – R$ 731,245: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 723,526 (R$ 696,725 at 03/31/2013) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	03/31/2014	03/31/2013
Securities (basically financial treasury bills – Note 7b)	879,826	1,293,917
Deposits in guarantee (Note 13a)	3,768,386	3,825,254

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	03/31/2014	03/31/2013
Deferred tax assets (Note 14b I)	39,451,648	35,690,496
Social contribution for offset (Note 14b I)	617,133	652,821
Taxes and contributions for offset	3,063,155	3,092,712
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,784,651	8,076,160
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,591,191	4,455,811
Escrow deposits for foreign fund raising program	627,518	814,683
Receivables from reimbursement of contingent liabilities (Note 12c)	723,526	696,725
Rights receivable from financial assets sold or transferred	3,248,613	-
Sundry domestic debtors	3,230,188	1,757,024
Sundry foreign debtors	774,308	416,611
Retirement plan assets (Note 19)	2,371,368	2,813,353
Recoverable payments	322,878	36,406
Salary advances	98,379	108,923
Amounts receivable from related companies	39,670	28,565
Operations without credit granting characteristics	368,652	150,919
Securities and credits receivable	781,226	459,172
(Allowance for loan losses)	(412,574)	(308,253)
Other	974,138	657,476
Total	70,287,016	59,448,685

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 241,138 (R$ 192,315 at 03/31/2013) and Deferred Tax Assets of R$ 184,631 (R$ 699,465 at 03/31/2013) (Note 14b I).

b)	Prepaid expenses

	03/31/2014	03/31/2013
Commissions	3,405,927	3,123,612
Related to vehicle financing	434,267	759,592
Related to insurance and pension plan	1,416,194	1,374,250
Restricted to commissions/partnership agreements	614,465	688,284
Other	941,001	301,486
Brazilian deposit guarantee fund (*)	-	105,589
Advertising	349,369	534,255
Other	599,372	433,317
Total	4,354,668	4,196,773

(*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of October 24, 2008.

c)	Other sundry liabilities

	03/31/2014	03/31/2013
Provisions for contingent liabilities (Note 12b)	12,739,154	11,837,842
Provisions for sundry payments	2,028,487	1,948,004
Personnel provision	1,326,127	1,288,958
Sundry creditors - local	2,039,005	1,739,916
Sundry creditors - foreign	1,569,196	1,165,219
Liabilities for official agreements and rendering of payment services	402,029	356,578
Related to insurance operations	1,056,255	956,652
Liabilities for purchase of assets and rights	3,991	3,390
Creditors of funds to be released	1,523,683	1,212,382
Funds from consortia participants	32,050	86,585
Provision for Retirement Plan Benefits (Note 19)	757,189	617,172
Provision for health insurance (*)	661,448	639,450
Expenses for lease interests (Note 4i)	363,723	192,645
Liabilities from transactions related to credit assignments (Note 8f)	3,918,355	-
Other	834,803	730,304
Total	29,255,495	22,775,097

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 03/31/2014	01/01 to 03/31/2013
Asset management	915,619	833,310
Funds management fees	771,608	761,429
Consortia management fee	144,011	71,881
Current account services	190,803	177,490
Credit cards	2,131,947	1,786,116
Relationship with stores	2,108,798	1,763,312
Credit card processing	23,149	22,804
Sureties and credits granted	451,532	399,462
Loan operations	190,212	179,670
Guarantees provided	261,320	219,792
Receipt services	362,591	339,953
Collection fees	301,329	279,372
Collection services	61,262	60,581
Other	454,892	392,294
Custody services and management of portfolio	73,598	64,826
Economic and financial advisory	86,632	76,990
Foreign exchange services	31,687	23,825
Other services	262,975	226,653
Total	4,507,384	3,928,625

e)	Income from bank charges

	01/01 to 03/31/2014	01/01 to 03/31/2013
Loan operations/registration	242,314	231,134
Credit cards – annual fees and other services	680,180	518,704
Deposit account	28,716	30,171
Transfer of funds	45,261	38,882
Income from securities brokerage	77,691	101,056
Service package fees and other	908,268	731,899
Total	1,982,430	1,651,846

f)	Personnel expenses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Compensation	(1,682,226)	(1,532,399)
Charges	(556,937)	(527,763)
Welfare benefits (Note 19)	(473,945)	(474,540)
Training	(34,606)	(38,224)
Labor claims and termination of employees (Note 12b)	(344,272)	(461,149)
Stock Option Plan	(46,489)	(47,167)
Total	(3,138,475)	(3,081,242)
Employees’ profit sharing	(649,113)	(568,457)
Total including employees’ profit sharing	(3,787,588)	(3,649,699)

g)	Other administrative expenses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Data processing and telecommunications	(915,528)	(866,633)
Depreciation and amortization	(506,982)	(442,967)
Installations	(570,819)	(538,604)
Third-party services	(891,610)	(769,358)
Financial system services	(135,506)	(112,578)
Advertising, promotions and publication	(193,291)	(200,402)
Transportation	(105,688)	(113,233)
Materials	(71,416)	(74,344)
Security	(152,781)	(130,935)
Travel expenses	(42,121)	(40,909)
Other	(140,139)	(139,525)
Total	(3,725,881)	(3,429,488)

h)	Other operating revenue

	01/01 to 03/31/2014	01/01 to 03/31/2013
Reversal of operating provisions	7,599	14,771
Recovery of charges and expenses	15,029	8,463
Other	27,213	32,210
Total	49,841	55,444

i)	Other operating expenses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Provision for contingencies (Note 12b)	(478,053)	(415,217)
Civil lawsuits	(390,337)	(369,931)
Tax and social security contributions	(84,870)	(40,158)
Other	(2,846)	(5,128)
Selling - credit cards	(594,135)	(452,525)
Claims	(85,782)	(106,844)
Provision for health insurance (Note 13c)	(6,520)	(4,859)
Refund of interbank costs	(54,554)	(57,644)
Other	(445,340)	(217,681)
Total	(1,664,384)	(1,254,770)

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

	01/01 to 03/31/2014	01/01 to 03/31/2013
Income before income tax and social contribution	7,093,394	4,935,591
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(2,837,358)	(1,974,236)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	30,981	22,720
Foreign exchange variation on investments abroad	(413,191)	(96,093)
Interest on capital	428,024	418,457
Corporate reorganizations (Note 2c)	156,963	156,963
Dividends and interest on external debt bonds	40,558	36,470
Other nondeductible expenses net of non taxable income	44,977	54,703
Total income tax and social contribution	(2,549,046)	(1,381,016)

II -	Composition of tax expenses:

	01/01 to 03/31/2014	01/01 to 03/31/2013
PIS and COFINS	(1,041,995)	(882,942)
ISS	(201,697)	(181,308)
Other	(124,962)	(110,589)
Total (Note 4o)	(1,368,654)	(1,174,839)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 63,333 (R$ 55,214 at 03/31/2013) are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	03/31/2013	03/31/2014	12/31/2013	Realization / Reversal	Increase	03/31/2014	03/31/2013
Reflected in income and expense accounts			36,141,123	(5,010,797)	4,587,752	35,718,078	31,945,611
Related to income tax and social contribution loss carryforwards			6,122,197	(275,407)	402,072	6,248,862	4,731,954
Related to disbursed provisions			19,252,617	(1,805,719)	1,543,094	18,989,992	17,962,141
Allowance for loan losses			16,890,552	(973,931)	1,475,617	17,392,238	14,939,013
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			511,180	(511,180)	43,161	43,161	382,138
Allowance for real estate			176,230	(2,456)	1,842	175,616	161,970
Goodwill on purchase of investments			1,568,007	(296,377)	-	1,271,630	2,349,747
Other			106,648	(21,775)	22,474	107,347	129,273
Related to non-disbursed provisions (*)	24,528,704	32,215,881	10,766,309	(2,929,671)	2,642,586	10,479,224	9,251,516
Related to the operation	19,470,289	26,998,914	8,679,522	(2,929,671)	2,642,586	8,392,437	7,228,151
Provision for contingent liabilities	9,592,012	13,628,720	3,972,793	(289,790)	1,591,924	5,274,927	3,598,673
Civil lawsuits	3,676,030	4,244,298	1,706,046	(65,507)	112,959	1,753,498	1,453,637
Labor claims	3,394,717	3,572,110	1,400,057	(112,654)	131,529	1,418,932	1,285,658
Tax and social security contributions	2,472,528	5,765,521	848,779	(111,629)	1,347,407	2,084,557	840,660
Other	48,737	46,791	17,911	-	29	17,940	18,718
Adjustments of operations carried out in futures settlement market	8,285	1,766,344	691,746	(5,528)	21	686,239	3,314
Legal obligation - tax and social security contributions	3,187,775	2,175,870	1,479,166	(1,334,431)	182,065	326,800	1,755,954
Provision related to health insurance operations	639,450	661,448	261,972	-	2,607	264,579	255,779
Other non-deductible provisions	6,042,767	8,766,532	2,273,845	(1,299,922)	865,969	1,839,892	1,614,431
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,216,967	2,086,787	-	-	2,086,787	2,023,365

Reflected in stockholders’ equity accounts
Corporate reorganizations (Note 2c)	10,689,182	8,802,858	3,152,634	(159,662)	-	2,992,972	3,634,322
Adjustment to market value of available-for-sale securities	111,368	1,851,495	866,023	(125,982)	557	740,598	44,547
Cash flow hedge and hedge of net investment in foreign operation	165,040	-	-	-	-	-	66,016
Total	35,494,294	42,870,234	40,159,780	(5,296,441)	4,588,309	39,451,648	35,690,496
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			647,376	(30,243)	-	617,133	652,821

(*) From a financial point of view, rather than recording the provision of R$ 32,215,881 (R$ 24.528,704 at 03/31/2013) and deferred tax assets of R$ 10,479,224 (R$ 9,251,516 at 03/31/2013), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 39,451,648 (R$ 35,690,496 at 03/31/2013) to R$ 28,972,424 (R$ 26,438,980 at 03/31/2013).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 184,631 (R$ 699,465 at 03/31/2013) and are basically represented by tax loss of R$ 163,944 (R$ 233,683 at 03/31/2013) and legal liabilities – tax and social security of R$ 16,162 (R$ 462,061 at 03/31/2013), which expected realization is dependent upon the progress of the lawsuit.

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2013	Realization / Reversal	Increase	03/31/2014	03/31/2013
Reflected in income and expense accounts	6,433,064	(979,180)	741,264	6,195,148	7,641,577
Depreciation in excess – leasing	4,164,743	(750,930)	393,095	3,806,908	5,076,113
Restatement of escrow deposits and contingent liabilities	1,109,172	(20,991)	76,149	1,164,330	1,059,196
Provision for pension plan benefits	355,189	-	1,689	356,878	932,804
Adjustment to market value of securities and derivative financial instruments	177,532	(177,532)	206,478	206,478	159,004
Adjustments of operations carried out in future settlement market	368,519	(4,482)	-	364,037	128,976
Taxation of results abroad – capital gains	125,890	-	8,143	134,033	96,407
Other	132,019	(25,245)	55,710	162,484	189,077
Reflected in stockholders’ equity accounts	419,149	(4,805)	53,536	467,880	575,782
Adjustment to market value of available-for-sale securities	23,861	(4,805)	-	19,056	575,150
Cash flow hedge and hedge of net investment in foreign operation	84,339	-	37,686	122,025	-
Provision for pension plan benefits (*)	310,949	-	15,850	326,799	632
Total	6,852,213	(983,985)	794,800	6,663,028	8,217,359

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,727 (R$ 3,777 at 03/31/2013), mainly represented by restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2014	10,847,178	33%	570,637	9%	11,417,815	29%	12,029	2%	(2,088,241)	32%	9,341,603	28%
2015	6,504,862	20%	2,404,533	39%	8,909,395	23%	491,384	80%	(2,003,035)	30%	7,397,744	22%
2016	5,100,658	15%	1,990,169	32%	7,090,827	18%	113,135	18%	(1,087,005)	16%	6,116,957	18%
2017	2,422,192	7%	1,259,600	20%	3,681,792	9%	585	0%	(351,178)	5%	3,331,199	10%
2018	3,561,289	11%	12,405	0%	3,573,694	9%	-	0%	(298,913)	4%	3,274,781	10%
after 2018	4,766,607	14%	11,518	0%	4,778,125	12%	-	0%	(834,656)	13%	3,943,469	12%
Total	33,202,786	100%	6,248,862	100%	39,451,648	100%	617,133	100%	(6,663,028)	100%	33,405,753	100%
Present value (*)	29,261,267		5,660,102		34,921,369		570,001		(5,984,879)		29,506,491

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	There are no unrecorded.deferred tax assets at 03/31/2014 and 03/31/2013.

c)	Tax and social security contributions

	03/31/2014	03/31/2013
Taxes and contributions on income payable	2,268,449	1,378,097
Taxes and contributions payable	1,431,512	1,271,109
Provision for deferred income tax and social contribution (Note 14b II)	6,663,028	8,217,359
Legal liabilities – tax and social security (Note 12b)	6,743,833	7,333,849
Total	17,106,822	18,200,414

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 92,448 (R$ 1,190,960 at 03/31/2013) and is mainly comprised of Taxes and contributions on income payable of R$ 87,652 (Legal liabilities – tax and social security of R$ 1,117,048 at 03/31/2013).

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	03/31/2014	03/31/2013
Taxes paid or provided for	5,211,765	4,097,486
Taxes withheld and collected from third parties	2,607,666	2,389,158
Total	7,819,431	6,486,644

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

	Balances at 12/31/2013					Changes until 03/31/2014											Equity in earnings
	Book value						Dividends / interest	Equity in earnings of subisidiaries					Adjustments in				of subsidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balances at 12/31/2013	Amortization of goodwill	on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 03/31/2014	Balance at 03/31/2013	from 01/01 to 03/31/2013
Domestic	51,982,627	(73,333)	(547,927)	30,622	51,391,989	(1,584)	(110,760)	2,744,304	-	35,776	(73,297)	2,706,783	285,717	(1)	54,272,144	49,654,920	1,821,960
Itaú Unibanco S.A.	43,302,347	(32,439)	(546,357)	30,622	42,754,173	(1,584)	(98,290)	2,316,853	-	(1,543)	27,307	2,342,617	287,312	909,037	46,193,265	42,550,871	1,305,224
Banco Itaú BBA S.A.	5,929,991	(37,276)	-	-	5,892,715	-	-	133,991	-	37,276	(100,756)	70,511	(1,449)	(909,037)	5,052,740	5,626,285	275,824
Banco Itaucard S.A. (4)	1,614,061	(3,618)	(1,570)	-	1,608,873	-	-	309,580	-	43	152	309,775	(147)	-	1,918,501	540,225	228,801
Itaú Corretora de Valores S. A. (4)	1,084,957	-	-	-	1,084,957	-	-	(16,903)	-	-	-	(16,903)	-	-	1,068,054	890,885	11,566
Itaú-BBA Participações S.A.	51,250	-	-	-	51,250	-	(12,466)	782	-	-	-	782	-	-	39,566	46,652	545
Itau Soluções Previd, S.A	2	-	-	-	2	-	-	-	-	-	-	-	-	(1)	1	2	-
Itau Seguros S.A.	19	-	-	-	19	-	(4)	1	-	-	-	1	1	-	17	-	-
Foreign	4,616,445	-	-	154,228	4,770,673	(12,851)	-	132,642	(226,619)	-	-	(93,977)	8,030	-	4,671,875	3,839,373	43,749
Itaú Chile Holdings, INC.	3,647,486	-	-	135,725	3,783,211	(11,310)	-	22,489	(124,289)	-	-	(101,800)	3,121	-	3,673,222	3,195,471	21,407
Banco Itaú Uruguay S.A.	736,468	-	-	14,136	750,604	(1,178)	-	80,491	(78,013)	-	-	2,478	4,911	-	756,815	457,400	10,581
OCA S.A.	177,931	-	-	3,757	181,688	(313)	-	26,567	(18,857)	-	-	7,710	(1)	-	189,084	139,134	11,790
OCA Casa Financiera S.A.	51,296	-	-	546	51,842	(45)	-	3,083	(5,145)	-	-	(2,062)	-	-	49,735	44,249	(75)
ACO Ltda.	3,264	-	-	64	3,328	(5)	-	12	(315)	-	-	(303)	(1)	-	3,019	3,119	46
Grand total	56,599,072	(73,333)	(547,927)	184,850	56,162,662	(14,435)	(110,760)	2,876,946	(226,619)	35,776	(73,297)	2,612,806	293,747	(1)	58,944,019	53,494,293	1,865,709

(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

			Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	46,668,113	2,316,853	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,153,497	133,992	4,474,436	4,474,436	-	99.99	99.99
Banco Itaucard S.A.	15,564,076	18,377,641	342,366	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	2,283,805	(18,709)	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	35,196	39,566	782	12,953	25,906	-	100.00	100.00
Itau Soluções Previd, S.A	210,213	217,077	6,047	-	-	22	0.01	0.01
Itau Seguros S.A.	5,414,295	7,143,865	458,673	450	1	-	0.01	0.01
Foreign
Itaú Chile Holdings, INC.	2,936,738	3,548,807	22,489	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	448,299	743,857	80,491	4,465,133,954	-	-	100.00	100.00
OCA S.A.	15,082	185,640	26,566	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	19,463	49,235	3,083	646	-	-	100.00	100.00
ACO Ltda.	13	2,983	12	-	-	131	99.24	99.24

II -	Composition of investments

	03/31/2014	03/31/2013
Investment in affiliates and jointly controlled entities	3,046,523	2,251,815
Domestic	2,972,189	2,173,441
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,613,837	1,288,390
BSF Holding S.A. (2)	882,357	831,440
Instituto de Resseguros do Brasil - IRB (1) (3)	400,981	-
Tecnologia Bancária S.A. (1)	71,354	50,811
Other	3,660	2,800
Foreign	74,334	78,374
MCC Securities Inc.	57,614	59,479
MCC Corredora de Bolsa	15,158	14,784
Other	1,562	4,111
Other investments	532,066	979,376
Investments through tax incentives	193,447	171,656
Equity securities	12,898	12,885
Shares and quotas	145,107	233,376
Instituto de Resseguros do Brasil - IRB (3)	-	227,170
Other	180,614	334,289
(Allowance for loan losses)	(203,122)	(267,879)
Total	3,375,467	2,963,312

(1)	For the purpose of accounting for participation in earnings, the position at 02/28/2014 was used, as provided for in Circular Letter nº 1,963 of May 23, 1991, from BACEN;
(2)	Includes goodwill in the amount of R$ 437,751 (R$ 517,022 on 03/31/2013).
(3)	Investment stated under the equity method starting from the 1st quarter of 2013, considering the assessment of significant influence to the completion of the privatization process.

III -	Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 03/31/2014	01/01 to 03/31/2013
Investment in affiliates and jointly controlled entities – domestic	78,727	61,143
Investment in affiliates and jointly controlled entities – foreign	1,490	1,663
Dividends received from other investments	10,632	9,165
Result not arising from income of controlled companies	(1,227)	(4,344)
Total	89,622	67,627

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (comunication, security and transportation)	Total
Annual depreciation rates		4.0%	10.0%	10.0 to 20.0%	10.0 to 20.0%	20.0 to 50.0%	10.0 to 20.0%

Cost
Balance at 12/31/2013	950,237	2,998,866	1,296,763	1,044,157	1,094,491	6,296,058	724,882	14,405,454
Acquisitions	-	84,069	31,128	10,102	103,069	330,692	8,364	567,424
Disposals	-	(1,830)	(49,356)	(1,088)	(5,937)	(230,530)	(1,654)	(290,395)
Exchange variation	(807)	(16,304)	(15,886)	(1,293)	(18,258)	(16,336)	(5,565)	(74,449)
Other	-	41,029	4,805	(44,399)	63	5,531	(1,338)	5,691
Balance at 03/31/2014	949,430	3,105,830	1,267,454	1,007,479	1,173,428	6,385,415	724,689	14,613,725

Depreciation
Balance at 12/31/2013	-	(1,651,588)	(666,584)	(439,613)	(486,763)	(4,230,323)	(410,738)	(7,885,609)
Depreciation expenses	-	(18,037)	(55,868)	(19,730)	(15,970)	(279,754)	(18,274)	(407,633)
Disposals	-	6	49,302	907	3,937	222,192	426	276,770
Exchange variation	-	3,318	8,247	1,525	15,249	11,187	1,848	41,374
Other	-	3,825	(3,682)	791	(15,756)	5,725	782	(8,315)
Balance at 03/31/2014	-	(1,662,476)	(668,585)	(456,120)	(499,303)	(4,270,973)	(425,956)	(7,983,413)

Impairment
Balance at 12/31/2013	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 03/31/2014	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 03/31/2014	949,430	1,443,354	598,869	551,359	665,192	2,114,442	298,733	6,621,379
Balance at 03/31/2013	958,438	958,985	608,614	523,371	494,593	1,808,145	251,507	5,603,653

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 707,879, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 3,423 related to attached real estate; fixed assets under construction in the amount of R$ 1,158,675 consisting of R$ 885,390 in real estate in use; R$ 11,921 in improvements, and R$ 261,364 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 333,236 at 03/31/2014.

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals	Balance at 03/31/2014	Balance at 03/31/2013
Goodwill (Notes 2b and 4j)	10 years	1,921,230	23,461	(51,456)	-	-	1,893,235	47,137

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for aquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acqusition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20.0%	8.0%	20.0%	20.0%	20.0%	10.0 to 20.0%

Cost
Balance at 12/31/2013	1,164,996	1,687,871	1,722,028	2,195,703	21,612	946,771	7,738,981
Acquisitions	31,638	-	52,746	171,851	-	136	256,371
Disposals	(41,019)	(12,452)	(46,141)	-	-	(115)	(99,727)
Exchange variation	-	(10,478)	(35,658)	-	-	(11,573)	(57,709)
Other	-	640	2,872	-	-	(1)	3,511
Balance at 03/31/2014	1,155,615	1,665,581	1,695,847	2,367,554	21,612	935,218	7,841,427

Amortization
Balance at 12/31/2013	(535,455)	(256,612)	(775,530)	(46,527)	(10,446)	(343,722)	(1,968,292)
Amortization expenses (3)	(57,994)	(40,420)	(75,885)	(14,164)	(1,081)	(17,594)	(207,138)
Disposals	40,988	12,452	46,141	-	-	115	99,696
Exchange variation	-	2,050	16,815	-	-	8,166	27,031
Other	-	-	(256)	-	-	1	(255)
Balance at 03/31/2014	(552,461)	(282,530)	(788,715)	(60,691)	(11,527)	(353,034)	(2,048,958)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Balance at 03/31/2014	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)

Book value
Balance at 03/31/2014	584,903	1,356,241	907,132	2,301,079	10,085	582,184	5,741,624
Balance at 03/31/2013	661,542	1,223,088	822,322	1,704,156	14,407	338,277	4,763,792

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 940,180, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 60,000,000 (R$ 45,000,000 at 03/31/2013), of which R$ 41,256,449 (R$ 31,101,631 at 03/31/2013) refers to stockholders domiciled in the country and R$ 18,743,551 (R$ 13,898,369 at 03/31/2013) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Shares of capital stock at 03/31/2014	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 03/31/2014	2,502,614,401	954,696,486	3,457,310,887
Residents abroad at 03/31/2014	15,600,639	1,555,118,184	1,570,718,823
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Exercised – granting of stock options	-	(5,537,907)	(5,537,907)	89,747
Disposals – stock option plan	-	(5,095,682)	(5,095,682)	196,588
Treasury shares at 03/31/2014 (1)	2,310	58,233,421	58,235,731	(1,568,097)
Outstanding shares at 03/31/2014	2,518,212,730	2,451,581,249	4,969,793,979
Outstanding shares at 03/31/2013 (2)	2,518,212,730	2,457,214,680	4,975,427,410

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending March 31, 2013 were adjusted for the bonus of May 21, 2013.

We detail below the average cost of treasury shares and their market price at March 31, 2014:

Cost / Market value	Common	Preferred
Treasury shares
Average cost	8.77	26.93
Market value	31.93	33.90

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	3,357,380
Adjustments:
(-) Legal reserve	(167,869)
Dividend calculation basis	3,189,511
Mandatory dividend	797,378
Dividend – paid/provided for	797,378	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	148,778	-	148,778
Dividends - 2 monthly installments of R$ 0.015 per share paid in February and March 2014	148,778	-	148,778

Declared until March 31, 2014 (recorded in other liabilities – Social and Statutory)	749,912	(101,312)	648,600
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2014	74,500	-	74,500
Interest on capital - R$ 0.1359 per share	675,412	(101,312)	574,100

Total from 01/01 to 03/31/2014 - R$ 0.1605 net per share	898,690	(101,312)	797,378
Total from 01/01 to 03/31/2013 - R$ 0.1299 net per share	655,086	(67,754)	587,332

c)	Capital and revenue reserves

	03/31/2014	03/31/2013
Capital reserves	827,314	870,524
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	542,697	585,907
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	31,629,212	40,091,360
Legal	5,138,941	4,511,652
Statutory:	26,490,271	35,579,708
Dividends equalization (1)	8,574,464	11,961,873
Working capital increase (2)	7,543,379	10,183,024
Increase in capital of investees (3)	10,372,428	13,434,811
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	03/31/2013
ITAÚ UNIBANCO HOLDING	3,357,380	2,472,977	89,647,487	85,174,424
Amortization of goodwill	429,883	537,809	(1,664,396)	(3,703,607)
Corporate reorganizations (Note 2c)	469,594	461,653	(5,809,886)	(7,054,860)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations (Note 4s)	162,222	-	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	4,419,079	3,472,439	82,173,205	74,415,957

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	03/31/2014	03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013
Itau Bank, Ltd. (1)	889,561	791,718	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	378,907	315,269	(24,800)	(8,622)
Banco Itaú BMG Consignado S.A.	299,262	297,502	(3,784)	5,675
Luizacred S.A. Soc. Cred. Financiamento Investimento	247,631	180,468	(29,044)	(14,800)
IGA Participações S.A. (2)	51,515	55,948	(521)	(433)
Investimentos Bemge S.A.	21,052	19,971	(314)	(215)
Banco Investcred Unibanco S.A.	19,342	18,750	(255)	(177)
Biogeração de Energia S.A. (3)	-	9,322	-	(22)
Outras	11,882	8,080	(5,137)	(2,150)
Total	1,919,152	1,697,028	(63,855)	(20,744)

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2) New company name of Itaú Gestão de Ativos S.A.

(3) All shares were acquired on January 8, 2014.

f)	Stock option plan

I – Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20.0%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended March 31, 2014 – R$ 31.43 per share (at March 31, 2013 - R$ 34.66 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended March 31, 2014 - R$ 7,982 (at March 31, 2013 - R$ 15,215).

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2013	59,378,951	36.13		16,683,473		76,062,424
Options exercisable at the end of the period	29,758,904	33.46		-		29,758,904
Options outstanding not exercisable	29,620,047	39.88		16,683,473		46,303,520
Options:
Granted (1)	-	-		6,673,692		6,673,692
Canceled/Forfeited (2)	(24,968)	38.73		(1,472)		(26,440)
Exercised	(3,094,786)	28.84	32.19	(2,443,121)	28.42	(5,537,907)
Closing balance at 03/31/2014	56,259,197	37.57		20,912,572		77,171,769
Options exercisable at the end of the period	26,939,444	34.30		8,570		26,948,014
Options outstanding not exercisable	29,319,753	40.56		20,904,003		50,223,756
Range of exercise prices
Granting 2006-2009		28.19 - 47.67
Granting 2010-2012		28.90 - 45.79
Weighted average of the remaining contractual life (in years)	3.29			2.70

(1) It refers to the conversion of the REDE Plan.

(2) Refers to non-exercise due to the beneficiary’s option.

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Options:
Granted	-	-		5,196,045		5,196,045
Canceled/Forfeited (*)	(129,616)	35.60		(229,773)		(359,389)
Exercised	(442,156)	27.44	32.63	(360,823)	31.86	(802,979)
Closing balance at 03/31/2013	64,589,974	34.92		20,309,620		84,899,594
Options exercisable at the end of the period	21,036,209	35.39		86,236		21,122,445
Options outstanding not exercisable	43,553,765	34.70		20,223,384		63,777,149
Range of exercise prices
Granting 2005-2009		26.65 - 44.92
Granting 2010-2012		31.63 - 43.30
Weighted average of the remaining contractual life (in years)	4.12			2.36

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	1,985,260
Instruments:
New SBI's	260,428
Converted into shares	(1,151,211)
Balance at 03/31/2014	1,094,477
Weighted average of the remaining contractual life (in years)	1.29

Quantity
Balance at 12/31/2012	3,076,764
Instruments:
New SBI's	485,239
Converted into shares	(995,557)
Balance at 03/31/2013	2,566,446
Weighted average of the remaining contractual life (in years)	1.03

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	Until	period until	asset	value	dividends	interest rate	volatility

Partners options (*)
19th	02/27/2014	02/27/2017	-	31.43	28.43	3.35%	-	-
19th	02/27/2014	02/27/2019	-	31.43	26.60	3.35%	-	-

(*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to March 31, 2014 was R$ (46,489) (R$ (47,167) from January 1 to March 31, 2013) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	03/31/2014	03/31/2013
Amount received for the sale of shares – exercised options	210,765	118,985
(-) Cost of treasury shares sold	(286,335)	(137,283)
(+) Write-off of cost recognized of exercised options	94,736	27,853
Effect on sale (*)	19,166	9,555

(*) Recorded in Revenue Reserves.

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

The transactions with these related parties are basically characterized by:

		ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	03/31/2014	03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013	Annual rate	03/31/2014	03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013
Interbank investments		35,483,079	38,685,913	842,730	626,573		-	-	-	-
Itaú Unibanco S.A.	10.65% pre fixed or 100% of Selic	28,684,060	32,474,384	730,141	528,877		-	-	-	-
Grand Cayman Branch	5.83% to 10.75% pre fixed	6,799,019	6,211,529	112,589	97,696		-	-	-	-
Securities and derivative financial instruments		11,528,233	10,255,732	164,273	138,682		-	-	-	-
Grand Cayman Branch	5.13% to 6.20% pre fixed	11,528,233	10,255,732	164,273	138,682		-	-	-	-
Deposits		-	(100,103)	(2,274)	(103)		-	-	-	(7)
Itaú Unibanco S.A.		-	(100,103)	(2,274)	(103)		-	-	-	-
Duratex S.A.		-	-	-	-		-	-	-	(4)
Elekeiroz S.A.		-	-	-	-		-	-	-	(3)
Securities sold under repurchase agreements		-	-	-	-		(201,573)	(28,138)	(3,848)	(984)
Duratex S.A.		-	-	-	-	100% of Selic	(104,359)	(19,141)	(3,061)	(703)
Elekeiroz S.A.		-	-	-	-	100% of Selic	(20,358)	-	(592)	(228)
Itautec S.A.		-	-	-	-	100% of Selic	(4,293)	(2,085)	(54)	-
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of Selic	(67,577)	-	-	-
Facilita Promotora S.A.		-	-	-	-		-	(6,912)	-	(53)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(4,986)	-	(141)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(274)	(304)	(868)	(795)		(112,795)	(81,971)	(120)	10,420
Itaú Corretora de Valores S. A.		(274)	(304)	(868)	(795)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		139	108	335	247
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(15,271)	1,458	8,160	7,695
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		237	-	1,227	1,345
Caixa de Prev.dos Func. do Banco Beg - PREBEG		-	-	-	-		-	(5,880)	-	-
Fundação BEMGEPREV		-	-	-	-		21	21	157	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		(93,229)	(78,922)	72	-
Other		-	-	-	-		(4,692)	1,244	(10,071)	1,133
Rent revenues (expenses)		-	-	(62)	(56)		-	-	(13,295)	(14,469)
Itaúsa Investimentos Itaú S.A.		-	-	(4)	(4)		-	-	(388)	(367)
Itaú Seguros S.A.		-	-	(44)	(40)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(9,523)	(11,624)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(3,384)	(2,374)
Other		-	-	(14)	(12)		-	-	-	(104)
Donation expenses		-	-	-	-		-	-	(21,000)	(25,800)
Instituto Itaú Cultural		-	-	-	-		-	-	(21,000)	(25,000)
Associação Clube A		-	-	-	-		-	-	-	(800)
Data processing expenses		-	-	(7)	(10)		-	-	(61,973)	(71,295)
Itautec S.A.		-	-	(7)	(10)		-	-	(61,973)	(71,295)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 1,943 (R$ 1,009 from 01/01 to 03/31/2013) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10.0% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50.0%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to March 31, 2014, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 03/31/2014	01/01 to 03/31/2013
Compensation	97,540	58,428
Board of Directors	3,338	4,968
Management members	94,202	53,460
Profit sharing	61,414	65,047
Board of Directors	1,371	4,698
Management members	60,043	60,349
Contributions to pension plans	1,875	1,229
Board of Directors	1	1
Management members	1,874	1,228
Stock option plan – Management members	40,547	44,224
Total	201,376	168,928

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Interbank deposits	30,381,789	17,892,136	30,383,364	17,908,067	1,575	15,931	1,575	15,931
Securities and derivative financial instruments	266,581,909	261,203,678	267,161,049	262,350,889	(1,195,729)	2,396,422	579,140	1,147,211
Adjustment of available-for-sale securities					(1,093,359)	1,239,675	-	-
Adjustment of held-to-maturity securities					(102,370)	1,156,747	579,140	1,147,211
Loan, lease and other credit operations	383,248,971	344,159,822	384,603,868	346,026,881	1,354,897	1,867,059	1,354,897	1,867,059
Investments
BM&FBOVESPA	14,610	20,900	123,319	213,898	108,709	192,998	108,709	192,998
Cetip S.A.	-	291	-	10,896	-	10,605	-	10,605
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,613,837	1,288,390	3,130,617	2,778,729	1,516,780	1,490,339	1,516,780	1,490,339
Fundings and borrowings (3)	202,678,144	195,107,165	202,891,478	195,484,699	(213,334)	(377,534)	(213,334)	(377,534)
	-	-	-	-	-	-	-	-
Subordinated debt (Note 10f)	56,424,000	52,823,181	56,773,555	53,679,983	(349,555)	(856,802)	(349,555)	(856,802)
Treasury shares	1,568,097	1,386,217	1,974,187	1,721,053	-	-	406,090	334,836
Total unrealized					1,223,343	4,739,018	3,404,302	3,824,643

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19d.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2014	03/31/2013
Discount rate (1)	9.72% p.a.	8.16% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

 (1) The adoption of this assumption is based on a study that adopts the methodology of updating the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed on 12/31/2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted under the coordination of the EFPC Investment Officer. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At March 31, 2014 and 2013 the allocation of plan assets and the allocation target for 2014, by type of asset, are as follows:

	Fair value		% Allocation
Types	03/31/2014	03/31/2013	03/31/2014	03/31/2013	2014 Target
Fixed income securities	11,496,977	13,728,957	91.17%	90.49%	53% to 100%
Variable income securities	597,741	870,757	4.74%	5.74%	0% to 20%
Structured investments	17,004	16,463	0.14%	0.11%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	472,266	529,506	3.75%	3.49%	0% to 7%
Loans to participants	26,958	25,811	0.21%	0.17%	0% to 5%
Total	12,610,946	15,171,494	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 519,045 (R$ 603,298 at 03/31/2013), and real estate rented to Group companies, with a fair value of R$ 469,501 (R$ 499,112 at 03/31/2013).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2014	03/31/2013
1 - Net assets of the plans	12,610,946	15,171,494
2 - Actuarial liabilities	(11,677,370)	(12,988,437)
3- Surplus (1-2)	933,576	2,183,057
4- Asset restriction (*)	(1,296,963)	(2,171,496)
5 - Net amount recognized in the balance sheet (3-4)	(363,387)	11,561
Amount recognized in Assets (Note 13a)	242,459	471,513
Amount recognized in Liabilities (Note 13c)	(605,846)	(459,952)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V- Change in the net amount recognized in the balance sheet:

	03/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(17,648)	(17,648)	-	(17,648)
Net interest (1)	295,575	(271,615)	23,960	(30,965)	(7,005)
Benefits paid	(188,565)	188,565	-	-	-
Contributions of sponsor	16,833	-	16,833	-	16,833
Contributions of participants	3,248	-	3,248	-	3,248
Effects on asset ceiling	-	-	-	5,193	5,193
Remeasurements (2) (3)	(28,215)	181	(28,034)	21,446	(6,588)
Value at end of the period	12,610,946	(11,677,370)	933,576	(1,296,963)	(363,387)

	03/31/2013
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(24,911)	(24,911)	-	(24,911)
Net interest (1)	300,389	(256,051)	44,338	(43,677)	661
Benefits paid	(174,332)	174,332	-	-	-
Contributions of sponsor	6,881	-	6,881	-	6,881
Contributions of participants	2,615	-	2,615	-	2,615
Effects on asset ceiling	-	-	-	13,694	13,694
Remeasurements (2) (3)	(36,261)	24,087	(12,174)	(4,306)	(16,480)
Value at end of the period	15,171,494	(12,988,437)	2,183,057	(2,171,496)	11,561

(1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a..(On 01/01/2013 the rate used was 8,16% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 267,360 (R$ 264,128) at at March 31, 2013).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	31/03/2013
At the beginning of the period	-	-	(354,467)	-
Cost of current service	(17,648)	(24,911)	-	-
Net interest	(7,005)	661	-	-
Effects on asset ceiling	-	-	5,193	13,694
Remeasurements	-	-	(3,340)	(13,865)
Total Amounts Recognized	(24,653)	(24,250)	(352,614)	(171)

During the period, contributions made totaled R$ 16,883 (R$ 6,881 from January 1 to March 31, 2013). The contribution rate increases based on the beneficiary’s salary.

In 2014, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 56,897.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	762,981
2015	794,751
2016	818,334
2017	842,178
2018	866,341
2019 to 2023	4,727,227

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ (*)
Change in Assumption	Value	Percentage of Actuarial liabilities	Value
- Decrease by 0.5%	671,581	5.82%	(392,083)
- Increase by 0.5%	(608,944)	5.57%	316,346

(*) Net of effects of asset ceiling

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2014			03/31/2013
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,361,025	(274,533)	2,086,492	2,645,829	(317,834)	2,327,995
Net interest	55,665	(6,657)	49,008	51,495	(6,467)	45,028
Contribution	(37,261)	-	(37,261)	(39,762)	-	(39,762)
Effects on asset ceiling	-	3,506	3,506	-	-	-
Remeasurements	26,571	593	27,164	8,579	-	8,579
Amount - end of the period (Note 13a)	2,406,000	(277,091)	2,128,909	2,666,141	(324,301)	2,341,840

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	03/31/2013
Amount - beginning of the period	-	-	(285,565)	-
Contributions	(37,261)	(39,762)	-	-
Net interest	49,008	45,028	-	-
Remeasurements	-	-	27,164	8,579
Effects on asset ceiling	-	-	3,506	-
Total Amounts Recognized	11,747	5,266	(254,895)	8,579

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 52,227 (R$ 53,915 from January 1 to March 31, 2013), of which R$ 37,261 (R$ 39,762 from January 1 to March 31, 2013) arises from pension funds.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	03/31/2014	03/31/2013
At the beginning of the period	(146,818)	(148,523)
Cost of interest	(3,540)	(3,107)
Inclusion of Credicard	(3,238)	-
Benefits paid	2,253	1,238
Remeasurements	-	(6,828)
At the end of the period (Note 13c)	(151,343)	(157,220)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	03/31/2013
At the beginning of the period	-	-	6,744	-
Net interest	(3,540)	(3,107)	-	-
Inclusion of Credicard	-	-	(1,582)	-
Benefits paid	2,253	1,238	-	-
Remeasurements	-	-	-	(6,828)
Total Amounts Recognized	(1,287)	(1,869)	5,162	(6,828)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	7,427
2015	7,996
2016	8,596
2017	9,206
2018	9,820
2019 to 2023	59,045

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	1,855	(1,540)
Present value of obligation	Asset valuation adjustment	19,085	(15,844)

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,445,965	2,951,794	3,509,022	2,500,507	534,663	354,963	572,136	706,209	706,197	1,183,794	7,788,655	7,075,247
Interbank investments	21,370,554	8,903,151	3,044,945	2,733,319	3,728,128	2,444,944	15,267,078	7,724,290	263,472	214,006	26,837,044	11,790,299
Securities	54,111,745	54,975,384	5,548,262	4,147,825	2,402,026	2,051,080	4,817,501	5,397,770	31,524	29,298	66,225,667	65,977,332
Loan, lease and other credit operations	61,204,397	40,013,475	33,423,092	27,733,870	8,354,578	7,296,724	105,218	96,393	706	1,697	103,020,094	75,081,431
Foreign exchange portfolio	35,475,384	35,776,276	1,311,597	696,260	3,837,451	4,344,711	50,675	1,195,493	-	-	40,208,125	37,817,296
Other assets	1,991,129	2,063,805	4,429,801	3,669,109	283,109	370,037	950,683	1,233,261	3,376,392	349,806	10,982,342	7,528,504
Permanent assets
Investments	-	14,161	57,778	5,317	7,423	5,002	144,864	55,134	487,212	441,965	65,385	80,416
Fixed and intangible assets	12,747	21,174	557,978	561,210	153,846	161,837	327	828	17,258	18,279	742,155	710,612
Total	177,611,921	144,719,220	51,882,475	42,047,417	19,301,224	17,029,298	21,908,482	16,409,378	4,882,761	2,238,845	255,869,467	206,061,137

Liabilities
Current and long-term liabilities
Deposits	65,283,151	34,886,829	33,291,884	27,418,983	6,902,210	6,262,871	944,448	1,275,642	2,662,286	-	93,857,763	62,209,879
Demand deposits	9,866,813	6,480,307	9,037,985	7,841,254	5,459,052	3,371,358	775,640	511,342	2,662,286	-	26,822,448	17,582,240
Savings deposits	-	-	5,322,182	3,959,215	-	-	-	-	-	-	5,322,182	3,959,215
Interbank deposits	16,339,680	10,914,950	92,027	106,611	764,566	1,391,077	168,808	764,300	-	-	5,004,096	7,212,349
Time deposits	39,076,658	17,491,572	18,839,690	15,511,903	678,592	1,500,436	-	-	-	-	56,709,037	33,456,075
Deposits received under securities repurchase agreements	13,378,351	19,186,422	444,468	492,389	-	-	2,101,451	2,918,007	9,980	-	13,115,795	19,162,049
Funds from acceptance and issuance of securities	2,186,459	6,185,064	3,358,905	2,692,285	4,778,802	3,661,630	2,220,126	2,233,981	-	-	12,532,544	14,749,883
Borrowings	27,587,858	19,938,766	2,933,142	2,632,201	624,732	368	1	9,972	-	2,473	31,145,733	22,583,779
Derivative financial instruments	2,150,528	1,697,806	923,227	245,937	572,434	474,671	644,196	514,730	-	-	3,853,809	2,549,884
Foreign exchange portfolio	35,415,570	35,788,014	1,310,953	685,853	3,835,732	4,248,110	50,871	1,219,858	-	-	40,146,145	37,746,391
Other liabilities	19,749,000	17,493,261	3,267,704	2,545,149	299,102	419,396	1,486,239	1,238,768	93,688	339,461	24,770,203	21,817,802
Deferred income	151,567	77,521	3,061	1,964	27,435	15,600	-	-	1,352	1,210	183,416	96,296
Minority interest in subsidiaries	-	-	244	259	-	64	889,561	791,718	-	-	889,806	792,041
Stockholders’ equity
Capital and reserves	11,292,886	9,264,422	6,076,988	5,190,942	2,281,906	1,834,410	13,594,530	6,205,438	2,142,695	1,899,480	34,751,936	23,923,549
Net income for the period	416,551	201,115	271,899	141,455	(21,129)	112,178	(22,941)	1,264	(27,240)	(3,779)	622,317	429,584
Total	177,611,921	144,719,220	51,882,475	42,047,417	19,301,224	17,029,298	21,908,482	16,409,378	4,882,761	2,238,845	255,869,467	206,061,137

Statement of Income
Income from financial operations	1,229,454	759,670	1,208,421	754,062	81,397	180,841	58,949	13,152	1,151	(5,253)	2,523,278	1,641,740
Expenses of financial operations	(663,677)	(440,543)	(510,236)	(294,410)	(29,912)	(26,946)	(54,972)	8,616	(751)	(36)	(1,203,815)	(704,761)
Result of loan losses	(114,691)	(95,281)	(86,421)	(79,623)	(25,278)	796	-	-	(66)	1,128	(226,457)	(172,979)
Gross income from financial operations	451,086	223,846	611,764	380,029	26,207	154,691	3,977	21,768	334	(4,161)	1,093,006	764,000
Other operating revenues (expenses)	(34,186)	(22,731)	(258,349)	(177,823)	(40,701)	(28,544)	(26,918)	(20,504)	(24,626)	6,679	(378,929)	(252,968)
Operating income	416,900	201,115	353,415	202,206	(14,494)	126,147	(22,941)	1,264	(24,292)	2,518	714,077	511,032
Non-operating income	-	-	23,184	1,102	-	(3,532)	-	-	397	407	23,270	(2,453)
Income before taxes on income and profit sharing	416,900	201,115	376,599	203,308	(14,494)	122,615	(22,941)	1,264	(23,895)	2,925	737,347	508,579
Income tax	(349)	-	(93,794)	(53,905)	(458)	(8,737)	-	-	(3,345)	(6,704)	(97,947)	(69,347)
Statutory participation in income	-	-	(10,895)	(7,936)	(6,177)	(1,699)	-	-	-	-	(17,072)	(9,635)
Minority interest in subsidiaries	-	-	(11)	(12)	-	(1)	-	-	-	-	(11)	(13)
Net income (loss)	416,551	201,115	271,899	141,455	(21,129)	112,178	(22,941)	1,264	(27,240)	(3,779)	622,317	429,584

(1)	Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A. (new company name of Itaú Sociedad de Bolsa S.A.), Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (50%), MCC Securities INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50,0489%) and Itaú BBA Colômbia; only at 03/31/2014, Fundo ETF IPSA.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 03/31/2013, BIE Cayman Ltd.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A. and Itaú Cayman Nominees Ltd.; only at 03/31/2014, BIE Cayman Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited and Itaú Asia Limited; only at 03/31/2014, Itaú Singapore Securities Pte. Ltd.
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No.º 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists at comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

.

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itau Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;
•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance established and monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At March 31, 2014, ITAÚ UNIBANCO HOLDING recorded a Total Global VaR (Parametric) of R$ 81 million (R$ 194 million at March 31, 2013).

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assure the quality of the control environment compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not be being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING operates, simulating the behavior of cash flow under stress conditions, assessing and previously reporting risks inherent in new products and transactions, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, , that is not part of the financial statements, management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

Products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life, large risks, extended warranty, pension plan and capitalization. Thus, the main risks these portfolios are subject to are underwriting, market, counterparty credit and longevity risk, among others.

Regarding Insurance, Pension Plan and Capitalization, ITAÚ UNIBANCO HOLDING understands that:

•	Underwriting risk is the possibility of losses occurring as a result of insurance, pension plan and capitalization operations that contradict the company’s expectations, directly or indirectly associated with technical and actuarial bases used to calculate premiums, contributions and provisions.

•	Market risk is the possibility of losses occurring as a result of variations in market values of assets and liabilities that make up actuarial reserves.

•	Counterparty credit risk is the possibility of noncompliance, by a certain counterparty, with obligations related to the settlement of operations that involve trading of financial assets or reinsurance.

•	Longevity risk is the possibility that pension plans pay pensions and superannuation for periods longer than those originally expected.

•	Liquidity risk in insurance operations is the possibility that the institution may not be able to honor its obligations to policyholders and beneficiaries of pension funds due to the lack of liquidity of the assets comprising the technical actuarial reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	03/31/2014	03/31/2013
Permanent foreign investments	35,374,253	24,353,133
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(56,008,139)	(42,862,603)
Net foreign exchange position	(20,633,886)	(18,509,470)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount(*)		Number of funds
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Investment funds	454,188,782	417,618,034	454,188,782	417,618,034	2,236	2,091
Fixed income	416,372,237	380,111,917	416,372,237	380,111,917	1,848	1,711
Shares	37,816,545	37,506,117	37,816,545	37,506,117	388	380
Managed portfolios	239,270,615	233,714,323	172,507,508	164,299,522	15,717	15,545
Customers	238,665,557	112,183,423	82,725,041	72,823,261	15,658	15,476
Itaú Group	605,058	121,530,900	89,782,467	91,476,261	59	69
Total	693,459,397	651,332,357	626,696,290	581,917,556	17,953	17,636

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	03/31/2014	03/31/2013
Monthly estimate of installments receivable from participants	125,739	94,859
Group liabilities by installments	10,177,231	6,731,519
Participants – assets to be delivered	9,395,349	6,192,915
Funds available for participants	983,526	704,111
(In units)
Number of managed groups	847	820
Number of current participants	384,493	291,347
Number of assets to be delivered to participants	220,305	162,095

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to March 31, 2014 and 2013 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,659,819 (R$ 3,464,033 at March 31, 2013). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 21,000 (R$ 25,000 from January 1 to March 31, 2013).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2014, the consolidated companies haven’t made donations to Clube “A” in the amount of (R$ 800 from January 1 to March 31, 2013).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 03/31/2014	01/01 to 03/31/2013
Provision for contingencies - Economic Plans	(41,320)	(39,614)
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	(59,515)	-
Goodwill Credicard (Note 15b II)	(42,498)	-
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	33,451	-
Total	(109,882)	(39,614)

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Provisional Measure No. 627/13: on November 11, 2013, Provisional Measure No. 627/13 (MP 627/13) was published to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Said MP 627/13 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Based on the wording in force, we estimate that said MP 627/13 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. stand alone, which comprise the balance sheet as at March 31, 2014 and the related statements of income, changes in stockholders equity’s and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2014 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the stand alone and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone and Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone and the Consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2014, and the financial performance and cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2014, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, April 28, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Accountant CRC 1SP172940/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to March 31, 2014, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, April 28, 2014.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member